    As filed with the Securities and Exchange Commission on April 11, 2002.

                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ____________

                                    FORM F-8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                  ____________

                              BRASCAN CORPORATION
            (Exact name of registrant as specified in its charter)

Province of Ontario, Canada             1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311      Not Applicable
(Providence or other jurisdiction of             (Primary Standard Industrial              (I.R.S. Employer
 incorporation or organization)                  Classification Code Numbers)           Identification Number)

                              Brascan Corporation
                          181 Bay Street, Suite 4400
                                 P.O. Box 762
                           Toronto, Ontario M5J 2T3
                                (416) 363-9491
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                              Andrew J. Beck, Esq.
                                   Torys LLP
                                237 Park Avenue
                         New York, New York 10017-3142
                                (212) 880-6000
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:

                             Edwin Nordholm, Esq.
                                   Torys LLP
                        Suite 3000, Maritime Life Tower
                            Toronto Dominion Centre
                           Toronto, Canada  M5K 1N2
                                (416) 865-0040

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                                  ____________

  This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [_]

                                     PART I
        INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.   Home Jurisdiction Documents

          Offer and Circular dated as of April 11, 2002, including Letter of Transmittal and Notice of Guaranteed Delivery (attached to Exhibits
          3.2 and 3.3 to this Registration Statement).

Item 2.   Informational Legends

          See the inside cover page of the Offer and Circular dated as of April 11, 2002.

Item 3.   Incorporation of Certain Information by Reference

          See "Documents Incorporated by Reference Regarding Brascan" in the Offer and Circular dated as of April 11, 2002.

Item 4.   List of Documents Filed with the Commission

          See "Documents Filed as Part of the U.S. Registration Statement" in the Offer and Circular dated as of April 11, 2002.

 This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

                              BRASCAN CORPORATION

                               OFFER TO PURCHASE

                             all of the outstanding

                  Class A Shares and Class B Non-Voting Shares

                                       of

                          TRILON FINANCIAL CORPORATION

               not owned by Brascan Corporation or its affiliates

 in exchange for, at the election of each Shareholder tendering to the Offer,

 (i) $17.00 in cash (subject to pro ration and other adjustments, as described in sections 1 and 11, respectively, of the Offer); or

 (ii) 0.5 of a Class A Limited Voting Share of Brascan Corporation (subject to pro ration, as described in the Offer); or

 (iii) 0.678 of a $25.00 Brascan Non-Cumulative Class A Preference Share, Series 11 and $0.05 in cash for each share of Trilon Financial Corporation tendered.

 The aggregate amount of cash paid as consideration is limited to $388 million. The aggregate number of Class A Limited Voting Shares of Brascan Corporation issued as share consideration is limited to 11.4 million shares. If either of these limits is exceeded, the amount of cash paid in the first option above and the number of Class A Limited Voting Shares of Brascan Corporation issued in the second option above will be adjusted on a pro rata basis. The Brascan Non-Cumulative Class A Preference Shares, Series 11 will only be issued if Shareholders elect in aggregate to receive at least $10,000,000 (or such lesser amount as Brascan may determine) in issue price of Brascan Non-Cumulative Class A Preference Shares, Series 11.

 The offer (the "Offer") to purchase Class A Shares and Class B Non-Voting Shares (collectively, the "Trilon Shares") of Trilon Financial Corporation ("Trilon") by Brascan Corporation ("Brascan") will be open for acceptance until 11:59 p.m. (local time) on May 16, 2002, unless withdrawn or extended. Subject to the terms and conditions of the Offer, Brascan will take up and pay for the Trilon Shares deposited under the Offer on, or as soon as practicable after, May 17, 2002.

 Brascan has received conditional listing approval from The Toronto Stock Exchange for the additional Class A Limited Voting Shares of Brascan and the Brascan Non-Cumulative Class A Preference Shares, Series 11 to be issued under the Offer. Brascan has also applied to list the additional Class A Limited Voting Shares of Brascan on the New York Stock Exchange and the Brussels Stock Exchange.

 The Offer is subject to the conditions set forth in section 4 of the Offer, "Conditions of the Offer", including that the number of Trilon Shares tendered to the Offer represents more than 50% of the total number of Class A Shares of Trilon outstanding (calculated on a fully diluted basis), other than those Trilon Shares owned by Brascan, its associates or affiliates or by other persons whose Trilon Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction (as defined herein). Brascan reserves the right to amend any or all of the conditions in its sole discretion at any time.

 The Trilon board of directors, after review of the Offer by an independent committee of the board has determined that the Offer is fair to holders of Trilon Shares ("Shareholders") other than Brascan and its affiliates and has unanimously recommended that those Shareholders accept the Offer and tender their Trilon Shares to the Offer.

 April 11, 2002

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Trilon Shares, in accordance with the instructions in the Letter of Transmittal. A Shareholder who wishes to deposit Trilon Shares and whose share certificates for those Trilon Shares are not readily available should complete and execute the accompanying Notice of Guaranteed Delivery (printed on blue paper) or a manually signed facsimile thereof and deposit it in compliance with the procedure for guaranteed delivery set forth under section 3 of the Offer, "How to Tender Trilon Shares to the Offer".

Questions and requests for assistance may be directed to the CIBC Mellon Trust Company (the "Depositary") and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its offices and phone numbers shown on the last page of this document. Persons whose Trilon Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Brascan or its agents may, in Brascan's sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

                       INFORMATION FOR U.S. SHAREHOLDERS

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document in accordance with the disclosure requirements of its home country. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Shareholders should be aware that acquisition of the Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11 described herein may have tax consequences both in the United States and in the home country of Brascan. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of Trilon and Brascan is formed under the laws of Ontario, that some or all of their directors and officers may be residents of Canada, that some or all of the experts named in the Offer or Circular may be residents of Canada, and that all or a substantial portion of the assets of said persons may be located outside the United States.

THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, while the Offer is outstanding, Brascan or its affiliates, directly or indirectly, may bid for and make purchases of Trilon Shares or other securities as permitted by applicable laws or regulations of Canada or its provinces or territories.

Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices listed on the last page of this document.

All dollar references in the Offer and Circular are in Canadian dollars, except as otherwise indicated.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
GLOSSARY..................................................................  iv
OFFER.....................................................................   1
1.The Offer...............................................................   1
2.Time for Acceptance.....................................................   3
3.How to Tender Trilon Shares to the Offer................................   3
4.Conditions of the Offer.................................................   5
5.Extension and Variation of the Offer....................................   7
6.Payment for Deposited Trilon Shares.....................................   7
7.Return of Trilon Shares.................................................   8
8.Withdrawal of Deposited Trilon Shares...................................   8
9.Market Purchases........................................................   9
10.Notice and Delivery....................................................  10
11.Dividends and Distributions............................................  10
12.Other Terms of the Offer...............................................  11
13.Mail Service Interruption..............................................  11
14.General................................................................  12
CIRCULAR..................................................................  13
1.Brascan Corporation.....................................................  13
2.Description of Brascan Non-Cumulative Class A Preference Shares,
  Series 11...............................................................  17
3.OPSEU Strike............................................................  21
4.Trilon Financial Corporation............................................  21
5.Background to the Offer.................................................  22
6.Prior Valuations........................................................  24
7.Valuation and Fairness Opinion..........................................  25
8.Purpose of the Offer and Brascan's Plans for Trilon.....................  30
9.Brascan's Comments on the Offer.........................................  30
10.Holdings of Securities of Trilon.......................................  31
11.Acceptance of the Offer................................................  34
12.Trading in Securities of Trilon........................................  34
13.Commitments to Acquire Trilon Shares...................................  34
14.Arrangements, Agreements or Understandings.............................  34
15.Effect of the Offer on Market and Listings.............................  34
16.Source of Funds........................................................  35
17.Price Range and Trading Volume of Trilon Shares........................  35
18.Previous Distributions.................................................  36
19.Dividend Record of Trilon..............................................  36
20.Depositary.............................................................  36
21.Acquisition of Trilon Shares not Deposited.............................  36
22.Canadian Federal Income Tax Considerations.............................  38
23.Interest of Persons in the Matters Related to the Offer................  45
24.Material Changes and Other Information.................................  46
25.Documents Incorporated by Reference Regarding Brascan..................  46
26.Eligibility for Investment.............................................  47
27.Interests of Experts...................................................  47
28.Statutory Rights.......................................................  47
29.Documents filed as Part of the United States Registration Statement....  47
30.Consents...............................................................  48
APPROVAL AND CERTIFICATE OF BRASCAN CORPORATION...........................  49

                                   GLOSSARY

   In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"affiliate" has the meaning ascribed thereto in the OSA;

"associate" has the meaning ascribed thereto in the OSA;

"Brascan" means Brascan Corporation, a corporation existing under the OBCA;

"Brascan Non-Cumulative Class A Preference Shares, Series 11" means non-cumulative Class A Preference Shares, Series 11 of Brascan;

"Brascan Shares" means Class A Limited Voting Shares of Brascan;

"CCRA" means Canada Customs & Revenue Agency;

"Circular" means the take-over bid circular accompanying and forming part of the Offer;

"Compulsory Acquisition" has the meaning ascribed thereto in "Acquisition of Trilon Shares not Deposited - Compulsory Acquisition" in the Circular;

"Current Brascan Market Price" means the weighted average trading price of the Brascan Shares on The Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion of the Class A Preference Shares, Series 11, or, if that fourth day is not a trading day, on the immediately preceding trading day;

"CVMQ" means the Commission des valeurs mobilieres du Quebec;

"Deposit Period" means the period commencing on the date hereof and ending at 11:59 p.m. (local time) on May 16, 2002, or such later time or times or date or dates as may be fixed by Brascan from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer";

"Depositary" means CIBC Mellon Trust Company;

"Directors' Circular" means the directors' circular prepared by the board of directors of Trilon in respect of the Offer;

"Eligible Institution" means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of The National Association of Securities Dealers or banks or trust companies in the United States;

"Expiry Time" means the later of (i) the end of the Deposit Period, and (ii) the time at which Brascan is obligated to take up or reject the Trilon Shares deposited under the Offer;

"fully-diluted" means, with respect to the number of Trilon Shares at any time, the number of Trilon Shares actually outstanding at such time assuming that any options then outstanding to acquire Trilon Shares or other securities then outstanding which are convertible into or exercisable or exchangeable for Trilon Shares have been exercised, converted or exchanged;

"going private transaction" has the meaning given to that term in Rule 61-501 and Policy Q-27;

"Independent Committee" means the special committee of the board of directors of Trilon consisting of A. Gordon Craig, Susan E. Crocker, William A. Dimma (Chair), Patrick J. Keenan, Donald C. Lowe and David R. McCamus, all of whom are independent directors of Trilon;

"Letter of Transmittal" means the letter of transmittal and election form accompanying this Circular, to be completed by registered holders of Trilon Shares (printed on green paper);

"Management" means the management of Trilon;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding or threatened litigation or otherwise), capitalization, financial condition or prospects of Trilon or Brascan or any of their subsidiaries or associates that would reasonably be expected to materially and adversely affect either Trilon and its subsidiaries and associates, or Brascan and its subsidiaries and associates, as the case may be, in each case on a consolidated basis;

"MDSUP" means the Management Deferred Share Unit Plan of Trilon;

"Minimum Condition" has the meaning ascribed thereto in section 4 of the Offer, "Conditions of the Offer";

"Minimum Series 11 Amount" means $10,000,000, or such lesser amount as Brascan may determine in its sole discretion;

"MSOP" means the Management Share Option Plan of Trilon;

"MSPP" means the Management Share Purchase Plan of Trilon;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on blue paper);

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario), as amended;

"Offer" means the offer to purchase Trilon Shares made hereby, the terms and conditions of which are set forth in the accompanying Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"Options" means options to acquire Trilon Shares issued under Trilon's stock option plan;

"OSA" means the Securities Act (Ontario), as amended;

"OSC" means the Ontario Securities Commission;

"Policy Q-27" means Policy No. Q-27 of the CVMQ;

"Rule 61-501" means OSC Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

"Shareholders" means the holders of Trilon Shares, and "Shareholder" means any one of them;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in "Acquisition of Trilon Shares Not Deposited" in the Circular;

"subsidiary" has the meaning ascribed thereto in the OSA;

"Tax Act" means the Income Tax Act (Canada), as amended;

"TD Securities" means TD Securities Inc., the independent financial advisor retained by the Independent Committee to prepare the Valuation and the Fairness Opinion;

"Trilon" means Trilon Financial Corporation, a corporation existing under the OBCA;

"Trilon Shares" means both the Class A Shares and the Class B Non-Voting Shares of Trilon;

"TSE" means The Toronto Stock Exchange;

"undiluted" means, with respect to the number of shares in the capital of any company at any time, the number of such shares actually outstanding at such time without assuming that any options for such shares or other securities then outstanding which are convertible into or exercisable or exchangeable for such shares have been exercised, converted or exchanged; and

"Valuation and Fairness Opinion" means the written valuation and fairness opinion dated April 9, 2002 of TD Securities to the Independent Committee as to the fair market value as of April 4, 2002 of the Trilon Shares and the value as of April 4, 2002 of the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 as required pursuant to Rule 61-501 and Policy Q-27 and the opinion of TD Securities as to whether the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than Brascan and its affiliates.

                              BRASCAN CORPORATION
                             Suite 4400, BCE Place
                                181 Bay Street
                               Toronto, Ontario
                                Canada M5J 2T3

                                     OFFER

                                                                 April 11, 2002

TO: THE HOLDERS OF CLASS A SHARES AND CLASS B NON-VOTING SHARES OF TRILON FINANCIAL CORPORATION

1.The Offer

   Brascan hereby offers to purchase, on and subject to the terms and conditions specified in this Offer, all of the outstanding Class A Shares and Class B Non-Voting Shares of Trilon in exchange for, at the election of Shareholders tendering to the Offer:

  (i) Cash consideration: $17.00 in cash for each Trilon Share (subject to pro ration as described below and subject to adjustment for a Trilon dividend anticipated to be declared in April 2002 (see section 11 of the Offer)),

  (ii) Share consideration: 0.5 of a Brascan Share for each Trilon Share (subject to pro ration as described below); or

  (iii) Preference share consideration: 0.678 of a $25.00 Brascan Non-Cumulative Class A Preference Share, Series 11 and $0.05 in cash.

        Option to not receive cash: Shareholders electing to receive the preference share consideration option above can elect to forego the $0.05 in cash per Trilon Share. This option may enable certain Shareholders to exchange their Trilon Shares for Brascan Non-Cumulative Class A Preference Shares, Series 11 on a tax deferred basis who would not be entitled to do so without foregoing the $0.05 in cash and to enable Shareholders to obtain a tax deferral without filing documentation that may otherwise be required to obtain such deferral. See section 22 of the Circular, "Canadian Federal Income Tax Considerations - Exchange of Trilon Shares for Brascan Non-Cumulative Class A Preference Shares, Series 11 Only or for Brascan Shares Only".

   The holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 will be entitled to fixed non-cumulative preferential dividends in the amount of $1.375 per share per annum, payable quarterly, representing a dividend yield of 5.5% per annum. These preference shares are redeemable on or after June 30, 2009 based on a specified redemption schedule. The Brascan Non-Cumulative Class A Preference Shares, Series 11 are convertible by Brascan on or after June 30, 2009, and by the holder on or after December 31, 2013, into Brascan Shares based on 95% of the weighted average market price of the Brascan Shares at the time of conversion, subject to the specific conversion terms and conditions. The Brascan Non-Cumulative Class A Preference Shares, Series 11 rank equally with all other series of Class A Preference Shares of Brascan. See section 2 in the Circular, "Description of Brascan Non-Cumulative Class A Preference Shares, Series 11". No Brascan Non-Cumulative Class A Preference Shares, Series 11 will be issued unless Shareholders elect in aggregate to receive at least the Minimum Series 11 Amount in issue price of Brascan Non-Cumulative Class A Preference Shares, Series 11. If no Brascan Non-Cumulative Class A Preference Shares, Series 11 are issued due to this minimum condition, Shareholders electing to receive these preference shares will be deemed to have elected to receive an equivalent amount of cash consideration.

   The Offer is made only for Trilon Shares and is not made for any options, warrants, or other rights to purchase Trilon Shares. Any holder of options, warrants or rights who wishes to accept the Offer should exercise the options, warrants or rights in order to obtain certificates representing Trilon Shares and deposit the same in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of options, warrants or other rights to purchase Trilon Shares will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery.

   The aggregate value of cash paid (including the cash paid in lieu of fractional shares and the $0.05 in cash per Trilon Share paid with the Brascan Non-Cumulative Class A Preference Shares, Series 11) as consideration is limited to $388 million. The aggregate number of Brascan Shares issued is limited to 11.4 million shares. If either of these limits is exceeded pursuant to elections made (or deemed to be made) by Shareholders who tender to the Offer, the cash consideration paid or the number of Brascan Shares issued will be adjusted on a pro rata basis for all Shareholders, as described below.

   In the event that Brascan is unable to secure a certificate of amendment under the OBCA in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a result of the strike by Ontario government employees prior to taking up and paying for Trilon Shares under the Offer, a Shareholder who elects to receive Brascan Non-Cumulative Class A Redeemable Preference Shares, Series 11 will be entitled to receive those preference shares as at the date that Brascan pays for Trilon Shares tendered by that Shareholder. However, notwithstanding the foregoing and sections 6 and 10 of the Offer, share certificates representing Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be delivered to Shareholders until such time as Brascan receives a certificate of amendment under the OBCA in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11. Brascan will seek to secure this certificate immediately upon the strike ending. The TSE has conditionally approved for listing the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 issuable in connection with the Offer. The TSE will post these securities for trading when all conditions imposed by the TSE have been met, including in respect of the listing of the Brascan Non-Cumulative Class A Preference Shares, Series 11 when they are fully transferable. The transferability of the Brascan Non-Cumulative Class A Preference Shares, Series 11 may be adversely affected until such time as Brascan receives the certificate of amendment described above.

   The Letter of Transmittal and Notice of Guaranteed Delivery accompanying this Offer and Circular set forth the manner in which such elections may be made. Shareholders who otherwise validly accept the Offer but fail to make an election or fail to properly make an election in the Letter of Transmittal or Notice of Guaranteed Delivery shall be deemed to have elected to receive $17.00 in cash per Trilon Share.

   The actual consideration to be received by a Shareholder will be determined in accordance with the following:

  (a) The maximum aggregate value of cash (including any cash paid in lieu of fractions of Brascan Non-Cumulative Class A Preference Shares, Series 11 and of Brascan Shares referred to below and including the $0.05 in cash per Trilon Share paid along with Brascan Non-Cumulative Class A Preference Shares, Series 11) that Brascan will pay as consideration for the Trilon Shares acquired under the Offer shall be $388 million (the "Maximum Cash Consideration").

  (b) The maximum number of Brascan Shares that Brascan will issue as consideration for the Trilon Shares acquired under the Offer shall be
      11.4 million Brascan Shares (the "Maximum Share Consideration").

  (c) If Shareholders in the aggregate elect or are deemed to have elected to receive cash only consideration which, together with any cash to be paid in lieu of fractions of Brascan Shares or of Brascan Non-Cumulative Class A Preference Shares, Series 11 and together with the $0.05 in cash per Trilon Share to be paid along with Brascan Non-Cumulative Class A Preference Shares, Series 11, exceeds an aggregate value equal to the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Trilon Shares to be taken up and the denominator of which is the number of issued and outstanding Trilon Shares (other than those held by Brascan and its affiliates) (the "Maximum Take-Up Date Cash Consideration"), the amount of cash consideration available to those Shareholders who have elected or are deemed to have elected cash only consideration will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought (or deemed to be sought) by such Shareholders multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration, less any cash to be paid in lieu of fractions of Brascan Shares or of Brascan Non-Cumulative Class A Preference Shares, Series 11 and less the $0.05 in cash per Trilon Share to be paid along with Brascan Non-Cumulative Class A Preference Shares, Series 11, and the denominator of which is the aggregate amount of the cash consideration sought (or deemed to be sought) by such Shareholders and the balance of their consideration will be paid in Brascan Shares (provided that Brascan may, at the time of electing to take up and pay for Trilon Shares, determine to modify this allocation mechanism applicable to the Shareholders who have elected to receive cash to provide for additional cash consideration to be distributed at such time to take into account Brascan's intention with respect to extensions of the Offer). For greater certainty, cash to be paid for fractional shares and the $0.05 in cash to be paid along with the Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be subject to pro ration.

  (d) If Shareholders in the aggregate elect to receive or are deemed to have elected to receive Brascan Shares in a number which exceeds an amount equal to the Maximum Share Consideration multiplied by a fraction the numerator of which is the number of Trilon Shares to be taken-up and the denominator of which is the number of issued and outstanding Trilon Shares (other than those held by Brascan and its affiliates) (the "Maximum Take-Up Date Share Consideration"), the number of Brascan Shares available to those Shareholders will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of Brascan Shares sought (or deemed to have been sought) by such Shareholders multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the number of Brascan Shares sought (or deemed to have been sought) by such Shareholders, rounded down to the nearest whole number, and the balance of their consideration will be paid in cash, provided that Shareholders who are required to take cash may elect instead to receive the preference share consideration described above (including $0.05 in cash per Trilon Share unless the Shareholder has also elected to forego this cash consideration) (provided that Brascan may, at the time of electing to take up and pay for Trilon Shares, determine to modify this allocation mechanism applicable to the Shareholders who have elected or are deemed to have elected to receive Brascan Shares to provide for additional Brascan Shares to be issued at such time to take into account Brascan's intention with respect to extensions of the Offer). Shareholders who have not made an election between cash and Brascan Non-Cumulative Class A Preference Shares, Series 11 will be deemed to have elected to receive cash.

   No fractional Brascan Non-Cumulative Class A Preference Shares, Series 11 or Brascan Shares will be issued pursuant to the Offer. In lieu of fractional Brascan Non-Cumulative Class A Preference Shares, Series 11 or fractional Brascan Shares, a Shareholder accepting the Offer who would otherwise receive a fraction of a Brascan Non-Cumulative Class A Preference Share, Series 11 or of a Brascan Share will receive a cash payment determined on the basis of $25.00 for each whole Brascan Non-Cumulative Class A Preference Share, Series 11 and $34.00 for each whole Brascan Share. The $25.00 represents the issue price of the Brascan Non-Cumulative Class A Preference Shares, Series 11. The $34.00 amount approximates the closing sale price of the Brascan Shares on the TSE on March 25, 2002, the last date on which the Brascan Shares traded prior to the first announcement of the Offer, which was $34.05 per Brascan Share.

   The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information which should be read carefully before making a decision with respect to the Offer.

2.Time for Acceptance

   This Offer is open for acceptance during the period commencing on the date hereof and ending at 11:59 p.m. (local time) on May 16, 2002, or until such later time and date to which this Offer may be extended, unless the Offer is withdrawn by Brascan.

3.How to Tender Trilon Shares to the Offer

  Letter of Transmittal

   The Offer may be accepted by delivering to CIBC Mellon Trust Company (the "Depositary") at any of its offices listed in the Letter of Transmittal (printed on green paper) accompanying this Offer, so as to arrive there not later than the Expiry Time:

  (a) certificate(s) representing the Trilon Shares in respect of which this Offer is being accepted;

  (b) a Letter of Transmittal (printed on green paper) in the form accompanying this Offer or a manually executed facsimile thereof, properly completed and executed as required by the rules and instructions set out in the Letter of Transmittal; and

  (c) any other relevant documents required by the rules and instructions set out in the Letter of Transmittal.

   Brascan reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

   Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

  Procedure for Guaranteed Delivery

   If a person wishes to deposit Trilon Shares pursuant to this Offer and (i) the certificates representing the Trilon Shares are not immediately available, or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Trilon Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

  (a) the deposit is made by or through an Eligible Institution;

  (b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer, or a facsimile thereof, together with a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set forth in the accompanying Notice of Guaranteed Delivery, during the Deposit Period; and

  (c) the certificate(s) representing deposited Trilon Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually executed facsimile thereof, and any other documents required by the Letter of Transmittal, are received at the office of the Depositary in Toronto on or before 5:00 p.m. (local time) on the third trading day on The Toronto Stock Exchange after the expiry of the Deposit Period. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the same office of the Depositary in Toronto where the Notice of Guaranteed Delivery was delivered.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. An election in a Notice of Guaranteed Delivery as to the form of consideration to be received by a Shareholder will supersede any election made by that Shareholder in a Letter of Transmittal. If no election as to the form of consideration to be received is made on the Notice of Guaranteed Delivery, the Shareholder shall be deemed to have elected to receive $17.00 in cash for each Trilon Share.

  General

   In all cases, payment for Trilon Shares deposited and taken up by Brascan will be made only after timely receipt by the Depositary of the certificate(s) representing the Trilon Shares, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, properly completed and signed, covering such Trilon Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

   The method of delivery of certificate(s) representing Trilon Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. Brascan recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

   Shareholders whose Trilon Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

   The execution of a Letter of Transmittal irrevocably appoints certain senior officers of Brascan and any other person designated by Brascan in writing, as the true and lawful agents, attorneys and attorneys-in-fact, and proxies of the holder of the Trilon Shares covered by the Letter of Transmittal with respect to Trilon Shares registered in the name of the Shareholder on the securities register maintained by or on behalf of Trilon and deposited pursuant to the Offer and purchased by Brascan (the "Purchased Trilon Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Trilon Shares or any of them on or after the date of the Offer, full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Trilon Shares and distributions consisting of securities on the appropriate registers maintained by or on behalf of Trilon; (b) for so long as any such Purchased Trilon Shares are registered or recorded in the name of such Shareholders (whether or not such Purchased Trilon Shares are so registered or recorded as at the time of the completion of the Letter of Transmittal), to execute and deliver (provided the same is not contrary to applicable law), as and when requested by Brascan, any instruments of proxy, authorisation or consent in form and on terms satisfactory to Brascan in respect of any Purchased Trilon Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of such Shareholder in respect of such Purchased Trilon Shares and distributions; (c) except as provided in section 11 of the Offer, to execute and negotiate any cheques or other instruments representing such distributions payable to or to the order of, or endorsed in favour of, the Shareholder; and (d) to exercise any rights of a holder of Purchased Trilon Shares and any distribution with respect to such Purchased Trilon Shares, all as specified in the Letter of Transmittal.

   The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and Brascan in accordance with the terms and conditions of the Offer.

   All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Trilon Shares deposited pursuant to the Offer will be determined by Brascan in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Brascan reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Brascan reserves the absolute right to waive any defects or irregularities in the deposit of any Trilon Shares. There shall be no obligation on Brascan, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Brascan's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and Notice of Guaranteed Delivery will be final and binding.

   Brascan reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.Conditions of the Offer

   Brascan shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Trilon Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Brascan at or prior to the Expiry Time:

  (a) Brascan shall, on the completion of the Offer, own at least 66 2/3% of the outstanding Class A Shares (calculated on a fully-diluted basis);

  (b) there shall have been deposited under the Offer and not withdrawn that number of Class A Shares representing more than 50% of the total number of Class A Shares of Trilon outstanding (calculated on a fully-diluted basis), other than Trilon Shares owned by Brascan, its associates or affiliates or by persons whose Trilon Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction (the "Minimum Condition");

  (c) all domestic or foreign governmental, administrative or regulatory approvals, consents, authorizations, exemptions, waivers or declarations (including in respect of the issuance of the Brascan Non-Cumulative Class A Preference Shares, Series 11 and the Brascan Shares) which Brascan considers necessary or desirable in connection with the making of the Offer, the take-up of and payment for Trilon Shares under the Offer or completing a Subsequent Acquisition Transaction shall have been obtained or waived on terms satisfactory to Brascan in its sole judgment;

  (d) Brascan shall have determined in its sole judgment that (i) no act, action, suit or proceeding shall have been threatened, commenced or taken before or by any domestic or foreign arbitrator, court, tribunal, governmental agency, regulatory authority, administrative agency, commission or stock exchange, in Canada, the United States or elsewhere, and (ii) no law, regulation, rule, policy, directive or order shall have been proposed, enacted, issued, promulgated, amended or applied, in the case of each of (i) or (ii):

    (i) to cease trade, enjoin, prohibit, challenge or impose limitations or conditions on the purchase by Brascan of the Trilon Shares or the right of Brascan to own or exercise full rights of ownership of the Trilon Shares or the ability of Brascan to complete a Subsequent Acquisition Transaction; or

    (ii) which, if Trilon Shares are taken-up and paid for under the Offer, could in Brascan's sole judgment adversely affect Trilon or Brascan or any of their respective subsidiaries or the ability of Brascan to complete a Subsequent Acquisition Transaction;

  (e) there shall not exist any prohibition at law against Brascan taking-up and paying for the Trilon Shares under the Offer or completing a Subsequent Acquisition Transaction;

  (f) there shall not have occurred or arisen (or, if there shall have previously occurred or arisen, there shall not have been publicly disclosed or disclosed to Brascan) any Material Adverse Change;

  (g) Brascan shall have determined in its sole judgment that no material property, asset, agreement, right, franchise or license of Trilon or any of its subsidiaries has been or would be impaired or adversely affected as a result of the making of the Offer, the taking-up and paying for Trilon Shares deposited under the Offer, the completion of a Subsequent Acquisition Transaction or otherwise, which might make it inadvisable for Brascan to proceed with the Offer or with taking-up and paying for Trilon Shares deposited under the Offer;

  (h) Brascan shall have determined in its sole judgment that there does not exist any covenant, term or condition in any of the instruments or agreements to which Trilon or any of its subsidiaries is a party or to which they or any of their properties or assets are subject that might make it inadvisable for Brascan to proceed with the Offer or with taking-up and paying for Trilon Shares under the Offer or completing a Subsequent Acquisition Transaction (including but not limited to any covenant, term or condition that may be breached or cause a default or permit third parties to exercise rights against Trilon or any of its subsidiaries);

  (i) Brascan shall have determined in its sole judgment that neither Trilon nor any of its subsidiaries has taken any action (including entering into any agreement or making any commitment), or disclosed any previously undisclosed action, that might make it inadvisable for Brascan to proceed with the Offer or with taking-up and paying for Trilon Shares under the Offer or completing a Subsequent Acquisition Transaction;

  (j) there shall not have occurred any tax change (including any proposal to amend the Tax Act or any announcement, governmental or regulatory initiative, issue of an interpretation bulletin, condition, event or development involving a prospective change) that, in the sole judgment of Brascan, has or may have an adverse effect on Trilon, Brascan or any of their respective subsidiaries, on any Subsequent Acquisition Transaction or on a subsequent sale or disposition of assets of Trilon or any of its subsidiaries;

  (k) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or occurrence of national or international consequence which, in Brascan's sole judgment, has materially and adversely affected, or may materially and adversely affect, the financial markets in Canada or the United States; and

  (l) all outstanding options, rights and warrants, if any, to acquire Trilon Shares shall have been exercised or cancelled or exchanged for or converted into options to acquire Brascan Shares on or prior to the expiry of the Offer on terms satisfactory to Brascan.

   The foregoing conditions are for the exclusive benefit of Brascan and may be asserted by Brascan at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by Brascan. Brascan may waive any of the foregoing conditions, including without limitation the Minimum Condition, in whole or in part at any time and from time to time, without prejudice to any other rights which Brascan may have. The failure by Brascan at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Brascan concerning the events described in the foregoing conditions will be final and binding upon all parties.

   Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by Brascan to that effect to the Depositary at its principal office in Toronto. Brascan, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in section 10 of the Offer, "Notice and Delivery", and will provide a copy of the aforementioned notice to the TSE. If the Offer is withdrawn, Brascan will not be obligated to take up or pay for any Trilon Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Trilon Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at Brascan's expense.

5.Extension and Variation of the Offer

   The Offer is open for acceptance until, but not after, the Expiry Time.

   Brascan reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Deposit Period or to vary the Offer by giving written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in section 10 of this Offer to all holders of Trilon Shares that have not been taken up prior to the extension or variation. Brascan shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSE. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto.

   Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been delivered to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

   If before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Brascan or of an affiliate of Brascan), Brascan will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in section 10 of the Offer, to all holders of Trilon Shares that have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, Brascan will make a public announcement of the change in information and provide a copy of the notice thereof to the TSE. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

   Notwithstanding the foregoing, the Offer may not be extended by Brascan if all of the terms and conditions of the Offer, except those waived by Brascan, have been fulfilled or complied with unless Brascan first takes up and pays for all Trilon Shares deposited under the Offer and not withdrawn.

   During any such extension or in the event of any variation or change in information, all Trilon Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Brascan in accordance with the terms hereof, subject to section 8 of this Offer, "Withdrawal of Deposited Trilon Shares". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by Brascan of its rights under section 4 hereof. An extension of the Deposit Period, a variation of the Offer or a change in information does not constitute a waiver by Brascan of its rights under section 4 of the Offer, "Conditions of the Offer". In the unlikely event that the consideration being offered for the Trilon Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Trilon Shares are taken up under the Offer.

6.Payment for Deposited Trilon Shares

   If all the conditions referred to under "Conditions of the Offer" have been fulfilled or waived at the Expiry Time, Brascan will become obligated to take up and pay for Trilon Shares validly deposited under the Offer and not withdrawn, not later than 10 days from the Expiry Time. Brascan will be obligated to pay for Trilon Shares taken up as soon as possible, but in any event not more than the lesser of three business days after taking up the Trilon Shares and 10 days after the Expiry Time.

   In addition, from May 17, 2002, if all of the terms and conditions attached to the Offer have been fulfilled or waived, Brascan shall be entitled to take up and pay for all Trilon Shares deposited under the Offer, subject to applicable laws. Any Trilon Shares deposited pursuant to the Offer after the first date on which Trilon Shares have been taken up and paid for by Brascan will be taken up and paid for within 10 days of such deposit.

   For the purposes of the Offer, Brascan will be deemed to have taken up and accepted for payment Trilon Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Brascan gives oral (subject to confirmation in writing) or written notice to the Depositary to that effect.

   Brascan expressly reserves the right in its sole discretion to delay taking up and paying for any Trilon Shares or to terminate the Offer and not take up or pay for any Trilon Shares if any condition specified in section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. Brascan also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Trilon Shares in order to comply, in whole or in part, with any applicable law.

   Brascan will pay for Trilon Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders and by providing the Depositary with sufficient share certificates for the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Brascan or the Depositary to persons depositing Shares on the purchase price of Trilon Shares purchased by Brascan, regardless of any delay in making such payment. Notwithstanding this section, the delivery of share certificates representing the Brascan Non-Cumulative Class A Preference Shares, Series 11 may be delayed, as set out in section 1 of the Offer.

   The Depositary will act as the agent of persons who have deposited Trilon Shares in acceptance of the Offer for the purposes of receiving payment from Brascan and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Trilon Shares.

   Settlement with each Shareholder who has deposited Trilon Shares under the Offer will be made by the Depositary forwarding a cheque, payable in Canadian funds, representing the cash and/or forwarding a share certificate representing the Brascan Non-Cumulative Class A Preference Shares, Series 11 and/or the Brascan Shares to which the depositing Shareholder is entitled, as the case may be. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, cheques and share certificates will be issued in the name of the registered holder of the Trilon Shares so deposited. Unless the person depositing the Trilon Shares instructs the Depositary to hold the cheque and/or share certificates for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and/or share certificates will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Trilon. Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

   Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Trilon Shares directly with the Depositary.

7.Return of Trilon Shares

   Any deposited Trilon Shares that are not taken up by Brascan will be returned, at the expense of Brascan, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by sending certificates representing Trilon Shares not purchased by first class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the share register of Trilon.

8.Withdrawal of Deposited Trilon Shares

   Except as otherwise stated in this section 8, all deposits of Trilon Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Trilon Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a) at any time up to and including 11:59 p.m. (local time) on May 16, 2002;

  (b) at any time where the Trilon Shares have not been taken up and paid for by Brascan prior to the receipt by the Depositary of the notice of withdrawal in respect of such Trilon Shares; or

  (c) if the Trilon Shares have not been paid for by Brascan within three business days after having been taken up; or

  (d) at any time before the expiration of 10 days from the date upon which either:

    (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Brascan or of an affiliate of Brascan), in the event that such change occurs before the end of the Deposit Period or after the end of the Deposit Period but before the expiry of all rights of withdrawal in respect of the Offer; or

    (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Trilon Shares where the Deposit Period is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Trilon Shares have not been taken up by Brascan at the date of the notice.

   Withdrawals of Trilon Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Trilon Shares are taken up and paid for. Notice of withdrawal (i) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Trilon Shares which are to be withdrawn, and (iii) must specify such person's name, the number of Trilon Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Trilon Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Trilon Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, Brascan or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

   All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Brascan in its sole discretion, and such determination will be final and binding.

   If Brascan is delayed in taking up or paying for Trilon Shares or is unable to take up or pay for Trilon Shares for any reason, then, without prejudice to Brascan's other rights, Trilon Shares deposited under the Offer may be retained by the Depositary on behalf of Brascan and such Trilon Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this section 8 or pursuant to applicable law.

   Any Trilon Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the end of the Deposit Period by following any of the procedures described in section 3 of the Offer, "How to Tender Trilon Shares to the Offer".

   In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See section 28 of the Circular, "Statutory Rights".

9.Market Purchases

   Subject to applicable law, Brascan reserves the right to and may purchase Trilon Shares in the market at any time and from time to time prior to the Expiry Time. If Brascan purchases Trilon Shares other than pursuant to the Offer while the Offer is outstanding, it will do so through the facilities of The Toronto Stock Exchange and such purchases will not be made before the third business day following the date of the Offer. The aggregate number of Trilon Shares acquired in this manner will not exceed 5% of the number of outstanding Trilon Shares as of the date of this Offer and

Brascan will issue and file a press release forthwith after the close of business of The Toronto Stock Exchange on each day on which such Trilon Shares have been purchased. Any Trilon Shares so purchased shall be counted in determining whether the condition as to the number of Trilon Shares deposited to the Offer has been fulfilled.

   If Brascan purchases any Trilon Shares on The Toronto Stock Exchange while the Offer is outstanding for a price in excess of that offered pursuant to the Offer, Brascan will pay such higher amount to each person whose Trilon Shares are taken up and paid for under the Offer, whether or not such Trilon Shares have already been taken up, and will immediately so notify the holders of Trilon Shares. For purposes of this section 9, "Brascan" includes Brascan and any person or company acting jointly or in concert with Brascan.

   Although Brascan has no present intention to sell Trilon Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell Trilon Shares after the Expiry Time.

10.Notice and Delivery

   Any notice to be given by Brascan or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Trilon Shares at their addresses as shown on the register maintained by or on behalf of Trilon and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or federal or Ontario statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Trilon Shares and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, Brascan intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which Brascan or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by holders of Trilon Shares if it is given to The Toronto Stock Exchange for dissemination and if it is published (i) once in the National Edition of The Globe and Mail, and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post.

   The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by Brascan to brokers, investment dealers, banks and similar person whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Trilon in respect of the Trilon Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Trilon Shares.

   Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.Dividends and Distributions

   If, on or after the date of this Offer, Trilon should split, combine or otherwise change any of the Trilon Shares or its capitalization, or shall disclose that it has taken any such action, then Brascan may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of this Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

   Trilon Shares acquired pursuant to the Offer shall be transferred to Brascan free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the Trilon Shares. If, on or after April 11, 2002, Trilon should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Trilon Shares, payable or distributable to holders of Trilon Shares of record on a date prior to the transfer to the name of Brascan or its nominees or transferees on Trilon's transfer registers of Trilon Shares accepted for payment pursuant to this Offer, then (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holders of Trilon Shares for the account of Brascan until Brascan pays for such Trilon Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Trilon Share payable by Brascan pursuant to this Offer, the purchase price per Trilon Share payable by Brascan pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Trilon Share, the whole of any such cash dividend, distribution or payment, will be received and held by the depositing holder of Trilon Shares for the account of Brascan and shall be required to be promptly remitted and transferred by the depositing holder of Trilon Shares to the Depositary for the account of Brascan, accompanied by appropriate documentation of transfer. Pending such remittance, Brascan will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by Brascan pursuant to the Offer or deduct from the purchase price payable by Brascan pursuant to the Offer the amount or value thereof, as determined by Brascan in its sole discretion.

   Brascan understands that, in light of the Offer, the board of directors of Trilon intends to declare a partial dividend of $0.10 per Trilon Share at its board meeting in April 2002 (to be paid by Trilon at a later date) in lieu of the regular quarterly dividend of $0.16 per Trilon Share that would customarily be payable to Shareholders of record in June 2002, which date is expected to be after the Deposit Period. Brascan understands that the record date for this partial dividend will be during the Deposit Period and is intended to provide dividend continuity to Shareholders to the extent they receive Brascan securities for their Trilon Shares under the Offer. Accordingly, notwithstanding the foregoing paragraph, Brascan will not reduce the purchase price for Trilon Shares under the Offer to the extent that Shareholders receive Brascan Shares or Brascan Non-Cumulative Class A Preference Shares, Series 11 for their Trilon Shares under the Offer (including any cash to be paid in lieu of fractions of Brascan Shares or of Brascan Non-Cumulative Class A Preference Shares, Series 11 and including the $0.05 per Trilon Share to be paid along with Brascan Non-Cumulative Class A Preference Shares, Series 11).

12.Other Terms of the Offer

  (a) The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (b) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Brascan not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

  (c) Brascan, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Trilon Shares.

  (d) No Offer is being made to, and no deposits will be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Brascan may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

13.Mail Service Interruption

   Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and/or share certificates in payment for Trilon Shares purchased pursuant to the Offer, certificates for any Trilon Shares to be returned and other relevant documents will not be mailed if Brascan determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Trilon Shares were delivered until such time as Brascan has determined that delivery by mail will no longer be delayed. Brascan shall provide notice of any such determination not to mail made under this section as soon as reasonably practicable after the making of such determination and in accordance with section 10, "Notice and Delivery". The deposit of cheques and/or share certificates with the Depositary in such circumstances shall constitute delivery to the persons entitled thereto and the Trilon Shares shall be deemed to have been paid for immediately upon such deposit.

14.General

   The provisions of the Glossary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

   The accompanying Circular, together with the documents forming part of the Offer, constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

                                       BRASCAN CORPORATION

                                       (Signed) J. Bruce Flatt
                                              President and Chief Executive
                                              Officer

                                   CIRCULAR

   The following information is supplied with respect to the accompanying Offer by Brascan to purchase the Trilon Shares. Terms defined in the Offer and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer are incorporated in and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the offer to purchase Trilon Shares, including details as to payment and withdrawal rights.

   The information concerning Trilon contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities administrators and other public sources. Although Brascan has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Brascan does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Trilon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Brascan.

1.Brascan Corporation

   Brascan owns, manages and builds businesses which generate sustainable cash flows. Current operations are largely in the real estate, financial and power generating sectors. In addition, Brascan holds investments in the resource sector.

   Brascan's goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

  Recent Developments

   The following is a summary of significant recent developments affecting Brascan since January 1, 2001.

   On April 2, 2002, Brascan announced its intention to issue $125 million of 8.30% preferred securities due June 30, 2051, subject to the underwriters' option to purchase an additional $75 million of preferred securities.

   On March 12, 2002, Brascan sold a 50% interest in the approximately one million square foot Exchange Tower office property in downtown Toronto for $155 million or $85 million net after non-recourse indebtedness on the property.

   On March 8, 2002, Brascan announced an agreement to acquire four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 megawatts from Ontario Power Generation Inc. for $340 million. Brascan expects this acquisition to close in early May 2002.

   On February 1, 2002, Brascan acquired six hydroelectric generating stations with a combined generating capacity of 126 megawatts and related transmission facilities in northern Maine for cash consideration of US$156.5 million.

   During 2001, Brascan increased its ownership of Nexfor Inc. from 33% to 41%.

   On December 20, 2001, Brascan issued $125 million of 8.35% preferred securities due December 31, 2050.

   On December 12, 2001, Brascan issued US$300 million of 8.125% senior notes due December 15, 2008 in the United States.

   On November 1, 2001, an aggregate of 6,950,208 Class A Preference Shares, Series 8 of Brascan were converted into an equivalent number of Class A Preference Shares, Series 9 on a one-for-one basis.

   On September 17, 2001, Brascan issued 10,000,000 Class A Preference Shares, Series 10, for gross offering proceeds of $250 million.

   In August 2001, Brascan received rating upgrades for its long-term debt to "A (low)" from "BBB (high)" from Dominion Bond Rating Service Limited ("DBRS") and to "A-" from "BBB" from Standard & Poor's Rating Service ("S&P"). Also in August 2001, Brascan's preferred share ratings were increased to "pfd-2(low)" and "P-2" by DBRS and S&P, respectively.

   In April 2001, Brascan received approval for a normal course issuer bid to acquire up to 8,652,276 Brascan Shares, which runs until April 2002. Brascan intends to file for a renewal of its normal course issuer bid at that time.

   In February 2001, Brascan increased its ownership of Great Lakes Power Inc. from 93% to 100%.

   In January 2001, Brascan's ownership of Trilon Financial Corporation was increased from 65% to 71% as a result of Trilon's repurchasing 14.5 million of its own Class A Shares. In February 2002, Brascan's interest in Trilon was diluted to 70% as a result of the exercise of outstanding share purchase warrants of Trilon which expired on February 28, 2002.

   Except as described above, there have been no material changes in the share and loan capital of Brascan on a consolidated basis since December 31, 2000.

  Share Capital

   The authorized share capital of Brascan consists of an unlimited number of Class A Limited Voting Shares ("Brascan Shares"); up to 85,120 Class B Limited Voting Shares ("Class B Shares"); an unlimited number of Class A Preference Shares, issuable in series; and an unlimited number of Class AA Preference Shares, issuable in series. As at April 11, 2002, the following shares of Brascan were issued and outstanding: 166,369,595 Brascan Shares (net of 111,846,461 Brascan Shares held internally by subsidiaries of Brascan); 85,120 Class B Shares; 19,091 Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; 2,000 Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; 4,000,000 Class A Preference Shares, Series 7; 1,049,792 Class A Preference Shares, Series 8; 6,950,208 Class A Preference Shares, Series 9; and 10,000,000 Class A Preference Shares, Series 10. For a description of the Brascan Non-Cumulative Class A Preference Shares, Series 11, see section 2, "Description of Brascan Non-Cumulative Class A Preference Shares, Series 11".

   Brascan Shares have the following rights, privileges, restrictions and conditions:

   Ranking. The Brascan Shares rank on a parity with the Class B Shares and rank after the Class A Preference Shares and the Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of Brascan. After payment to the holders of the Class A Preference Shares, Class AA Preference Shares and any other shares ranking as to dividends prior to the Brascan Shares and the Class B Shares of the amount or amounts to which they may be entitled, the holders of the Brascan Shares and the Class B Shares are entitled to receive any dividend declared by the board of directors of Brascan and to receive the remaining property of Brascan upon dissolution.

   Voting. Other than as provided below, each holder of Brascan Shares is entitled to notice of and to attend all meetings of shareholders of Brascan (except meetings at which only holders of another specified class or series of shares are entitled to vote) and are entitled to cast at any such meeting one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3% of the votes cast by holders of Brascan Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders of Brascan, at least 66 2/3% of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

   Election of Directors. In the election of directors of Brascan, holders of Brascan Shares are entitled to elect one-half of the board of directors of Brascan, provided that if holders of Class A Preference Shares, Series 1, Series 2 and Series 3 become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Brascan Shares shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. The holders of Class B Shares of Brascan are entitled to elect the other one-half of the board of directors of Brascan.

   Each holder of Brascan Shares has the right to cast a number of votes in the election of directors of Brascan equal to the number of votes attached to the Brascan Shares held by the holder multiplied by the number of directors to be elected by the holders of Brascan Shares. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. If a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder will be deemed to have divided the holder's votes equally among the candidates for whom the holder voted.

  Principal Shareholders

   To Brascan's knowledge, the only persons or corporations which beneficially own, directly or indirectly, or exercise control or direction over voting securities of Brascan carrying more than 10% of the votes attached to any class of outstanding voting securities of Brascan are EdperPartners Limited ("EdperPartners") and its shareholders, who collectively hold, directly and indirectly, or have options to acquire, approximately 27.1 million Brascan Shares representing approximately 15% of the Brascan Shares on a fully diluted basis, and 85,120 Class B Shares, representing all of the Class B Shares of Brascan. Jack L. Cockwell, J. Bruce Flatt, Lynda C. Hamilton, Robert J. Harding, David W. Kerr and Allen T. Lambert, who are directors of Brascan, and Harry A. Goldgut, Edward C. Kress, Brian D. Lawson, Richard J. Legault and John C. Tremayne, who are officers of Brascan, are shareholders of EdperPartners.

   EdperPartners is a party to an amended and restated Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of Brascan Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that EdperPartners has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a take-over bid, unless a concurrent bid is made to all holders of Brascan Shares. The concurrent offer must be (i) for the same percentage of Brascan Shares as the percentage of Class B Shares offered to be purchased from EdperPartners, and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the Trust Agreement permits (i) a sale by EdperPartners of Class B Shares at a price per share less than 115% of the market price of Brascan Shares and as part of a transaction involving not more than five persons in the aggregate, and (ii) a direct or indirect sale of shares of EdperPartners to a purchaser who is or will become a shareholder of EdperPartners and will not hold more than 20% of EdperPartners' outstanding shares as a result of the transaction.

  Price Range and Trading Volumes for the Brascan Shares

   The Brascan Shares trade on the TSE, the Brussels Exchange and, since December 20, 2000, on the NYSE. There is currently no market for the Brascan Non-Cumulative Class A Preference Shares, Series 11. Brascan has received conditional listing approval from The Toronto Stock Exchange for the additional Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 to be issued under the Offer. Brascan has also applied to list the additional Brascan Shares on the NYSE and the Brussels Stock Exchange.

  The Toronto Stock Exchange

   The combined volume of trading and price ranges of the Brascan Shares on the TSE are set forth in the following table for the periods indicated.

                                                Price per share
                                           --------------------------
                                            High   Low   Average(/1/)   Volume
                                           ------ ------ ------------ ----------
2002
----
April (to April 5)........................ $34.95 $34.00    $34.22     2,349,591
March (1 to 25)...........................  35.35  33.95     33.04     7,286,276
March (26 to 31)..........................  34.25  31.15     34.26     3,814,131
March.....................................  35.35  31.15     33.46    11,100,407
February..................................  31.95  27.95     29.95     4,846,399
January...................................  29.95  28.06     28.99    12,110,716
2001
----
December..................................  29.55  25.75     27.37     6,940,649
November..................................  28.38  23.40     25.90     7,819,809
October...................................  26.90  23.50     25.79     6,733,331
September.................................  28.71  22.10     26.06     8,496,176
August....................................  29.04  27.05     28.21    10,064,193
July......................................  27.80  25.30     26.91     8,511,114
June......................................  26.75  24.80     25.89     6,706,470
May.......................................  27.45  23.80     25.61     7,139,714
April.....................................  26.20  23.65     25.48     9,269,463
March.....................................  26.30  25.00     25.59     8,313,781

-------
Note:
(1) Volume weighted average of trading prices.

   Brascan announced its intention to make an offer to purchase the Trilon Shares on March 26, 2002. The closing price of the Brascan Shares on the TSE on March 25, 2002, the last day on which the Trilon Shares traded prior to the announcement, was $34.05.

  The New York Stock Exchange

   The combined volume of trading and price ranges of the Brascan Shares on the NYSE are set forth in the following table for the periods indicated.

                                                 Price per share
                                          ------------------------------
                                            High     Low    Average(/1/) Volume
                                          -------- -------- ------------ -------
2002
----
April (to April 5)....................... US$21.90 US$21.35   US$21.58   162,200
March (1 to 25)..........................    22.17    21.31      20.81   371,700
March (26 to 31).........................    21.59    19.56      21.69    95,700
March....................................    22.17    19.56      21.08   467,400
February.................................    19.90    17.60      18.84   420,600
January..................................    18.74    17.21      19.18   730,700
2001
----
December.................................    18.29    16.28      17.64   597,600
November.................................    17.48    14.49      16.27   759,600
October..................................    16.75    14.70      16.27   799,100
September................................    17.86    14.64      16.61   686,000
August...................................    18.29    17.29      18.20   975,600
July.....................................    17.55    15.98      17.59   917,700
June.....................................    16.71    15.75      16.88   495,300
May......................................    17.32    14.83      16.97   739,700
April....................................    16.01    14.78      16.32   227,600
March....................................    16.02    14.97      16.46   281,700

-------
Note:
(1) Volume weighted average of trading prices.

   Brascan announced its intention to make an offer to purchase the Trilon Shares on March 26, 2002. The closing price of the Brascan Shares on the NYSE on March 25, 2002, the last day on which the Trilon Shares traded prior to the announcement, was US$21.50.

  Earnings Coverage Ratios

   The earnings coverage ratios below include pro forma information giving effect to the consolidation of the results of Brookfield Properties Corporation ("Brookfield") since January 1, 2000. Prior to December 31, 2001, Brookfield was accounted for using the equity method of accounting. The consolidation of Brookfield had no effect on net income or income per share.

   The ratios have been calculated after giving effect to the assumed issuance of $10 million of Class A Preference Shares, Series 11 pursuant to the Offer and $125 million in principal amount of 8.30% preferred securities due
June 30, 2051 pursuant to an offering announced by Brascan on April 2, 2002 (see "Brascan Corporation - Recent Developments").

   Brascan's dividend requirements on all of its preference shares, after giving effect to the issuance of the above mentioned securities and adjusted to a before tax equivalent using an effective tax rate of 28%, amounted to $69 million for each of the years ended December 31, 2001 and December 31, 2000. Brascan's interest requirements for the year ended December 31, 2001 and December 31, 2000 amounted to $266 million and $280 million (pro forma basis - $724 million and $667 million), respectively. Brascan's earnings before interest and income tax for the year ended December 31, 2001 and December 31, 2000 were $570 million and $1,088 million (pro forma basis -$1,157 million and $1,597 million), respectively, which are 1.7 and 3.1 times (pro forma basis -
 1.5 and 2.2 times) Brascan's aggregate preference share dividend and interest requirements for the respective periods.

   Brascan's earnings from continuing operations before interest and income tax for the year ended December 31, 2001 and December 31, 2000 were $570 million and $683 million (pro forma basis - $1,157 million and $1,192 million), respectively, which are 1.7 and 2.0 times (pro forma basis -
 1.5 and 1.6 times) Brascan's aggregate preference share dividend and interest requirements for the respective periods.

   Interest on Brascan's convertible notes for the years ended December 31, 2001 and December 31, 2000 were $5 million and $6 million, respectively, the inclusion of which has a negligible effect on the ratios.

  Auditors, Transfer Agent and Registrar

   The auditors of Brascan are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. The transfer agent and registrar for the Brascan Shares is CIBC Mellon Trust Company of Canada, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9.

2.Description of Brascan Non-Cumulative Class A Preference Shares, Series 11

  Certain Provisions of the Class A Preference Shares of Brascan as a Class

   The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares of Brascan as a class.

  Series

   The Class A Preference Shares of Brascan may be issued from time to time in one or more series. The board of directors of Brascan will fix the number of shares in each series and the provisions attached to each series before issue.

  Priority

   The Class A Preference Shares of Brascan rank senior to the Class AA Preference Shares of Brascan, the Brascan Shares, the Class B Limited Voting Shares of Brascan and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brascan, whether voluntary or involuntary, or in the event of any other distribution of assets of Brascan among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Brascan, whether voluntary or involuntary, or in the event of any other distribution of assets of Brascan among its shareholders for the purpose of winding up its affairs.

  Shareholder Approvals

   Brascan shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of Brascan.

   Each holder of Class A Preference Shares of Brascan entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each $25.00 of the issue price of each Class A Preference Share held by such holder.

  Certain Provisions of the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a Series

   The following is a summary of certain provisions attaching to or affecting the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a series. No Brascan Non-Cumulative Class A Preference Shares, Series 11 will be issued unless Shareholders elect in the aggregate to receive at least the Minimum Series 11 Amount in issue price of these shares when tendering to the Offer.

  Issue Price

   The Brascan Non-Cumulative Class A Preference Shares, Series 11 will have an issue price of $25.00 per share.

  Dividends

   The holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 will be entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of Brascan, in an amount per share per annum equal to $1.375 (representing a coupon rate of 5.5%), accruing daily from the date of issue (expected to be the date Brascan pays for Trilon Shares taken up under the Offer), payable quarterly on the last day of March, June, September and December in each year. The first such dividend will be payable on the later of: (a) the date of a certificate of amendment under the OBCA in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11, and (b) September 30, 2002 and will be pro-rated to the number of days between the earliest date of payment under the Offer and the date of payment for the first dividend.

  Redemption

   The Brascan Non-Cumulative Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under "Certain Provisions of the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a Series -
 Restrictions on Dividends and Retirement and Issue of Shares", Brascan may, at its option, at any time redeem all, or from time to time any part, of the outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of $25.75 if redeemed before June 30, 2010, of $25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of $25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of $25.00 thereafter plus, in each case, all declared and unpaid dividends up to but excluding the date fixed for redemption.

   Notice of any redemption will be given by Brascan not less than 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11 are at any time to be redeemed, the shares to be redeemed will be selected in such manner as Brascan may determine.

  Conversion at the Option of Brascan

   The Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be convertible at the option of Brascan prior to June 30, 2009. On or after this date, Brascan may, subject to applicable law and any requirement to obtain regulatory relief, convert all, or from time to time any part, of the outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11 into that number of Brascan Shares determined (per Brascan Non-Cumulative Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Brascan Market Price. Fractional Brascan Shares will not be issued on any conversion of Brascan Non-Cumulative Class A Preference Shares, Series 11, but in lieu thereof Brascan will make cash payments.

   Notice of any conversion will be given by Brascan not less than 30 days and not more than 60 days prior to the date fixed for conversion. If less than all the outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11 are at any time to be converted, the shares to be converted will be selected in such manner as Brascan may determine.

   Upon exercise by Brascan of its right to convert Brascan Non-Cumulative Class A Preference Shares, Series 11 into Brascan Shares, Brascan reserves the right not to issue Brascan Shares to any person whose address is in, or whom Brascan or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Brascan with the securities or other laws of such jurisdiction.

  Conversion at the Option of the Holder

   Subject to applicable law and the rights of Brascan described below, on and after December 31, 2013, each Brascan Non-Cumulative Class A Preference Share, Series 11 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Brascan Shares determined by dividing $25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Brascan Market Price. Fractional Brascan Shares will not be issued on any conversion of Brascan Non-Cumulative Class A Preference Shares, Series 11, but in lieu thereof Brascan will make cash payments.

   Upon exercise of the conversion privilege by the holder of Brascan Non-Cumulative Class A Preference Shares, Series 11, Brascan reserves the right not to issue Brascan Shares to any person whose address is in, or whom Brascan or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Brascan with the securities or other laws of such jurisdiction.

   Brascan, subject to the provisions described under "Certain Provisions of the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a Series -
 Restrictions on Dividends and Retirement and Issue of Shares", as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Brascan Non-Cumulative Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Brascan Non-Cumulative Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Brascan Non-Cumulative Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Brascan Non-Cumulative Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Brascan Non-Cumulative Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

   If Brascan elects to redeem or arrange for the purchase of any Brascan Non-Cumulative Class A Preference Shares, Series 11 that are the subject of a conversion notice ("Subject Shares"), Brascan shall, at least 20 days prior to the conversion date, give notice to all holders who have given a conversion notice to Brascan, stating:

  (a) the number of Subject Shares to be redeemed by Brascan;

  (b) the number of Subject Shares to be sold to another purchaser; and

  (c) the number of Subject Shares to be converted into Brascan Shares,

such that all of the Subject Shares will be redeemed, purchased or converted on the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date shall, to the extent practicable, be the same for each holder delivering a conversion notice.

  Purchase for Cancellation

   Subject to applicable law and to the provisions described under "Certain Provisions of the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a Series - Restrictions on Dividends and Retirement and Issue of Shares" below, Brascan may at any time purchase (if obtainable) for cancellation the whole or any part of the Brascan Non-Cumulative Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of Brascan such shares are obtainable.

  Rights on Liquidation

   In the event of the liquidation, dissolution or winding-up of Brascan or any other distribution of assets of Brascan among its shareholders for the purpose of winding-up its affairs, the holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 will be entitled to receive $25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of Brascan are distributed to the holders of any shares ranking junior as to capital to the Brascan Non-Cumulative Class A Preference Shares, Series 11. The holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of Brascan.

  Restrictions on Dividends and Retirement and Issue of Shares

   So long as any of the Brascan Non-Cumulative Class A Preference Shares, Series 11 are outstanding, Brascan will not, without the approval of the holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11:

  (a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brascan ranking as to capital and dividends junior to the Brascan Non-Cumulative Class A Preference Shares, Series 11) on shares of Brascan ranking as to dividends junior to the Brascan Non-Cumulative Class A Preference Shares, Series 11;

  (b) except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Brascan Non-Cumulative Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off or retire any shares of Brascan ranking as to capital junior to the Brascan Non-Cumulative Class A Preference Shares, Series 11;

  (c) redeem or call for redemption, purchase or otherwise retire for value less than all of the Brascan Non-Cumulative Class A Preference Shares, Series 11 then outstanding;

  (d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Brascan Non-Cumulative Class A Preference Shares, Series 11; or

  (e) issue any additional Brascan Non-Cumulative Class A Preference Shares, Series 11 or any shares ranking as to dividends or return of capital prior to or on a parity with the Brascan Non-Cumulative Class A Preference Shares, Series 11, except for an issue of Brascan Non-Cumulative Class A Preference Shares, Series 11 pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction,

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Brascan Non-Cumulative Class A Preference Shares, Series 11 and on all other shares of Brascan ranking prior to or on a parity with the Brascan Non-Cumulative Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

  Shareholder Approvals

   The approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a series and any other approval to be given by the holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 then present would form the necessary quorum. At any meeting of holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 11 held.

  Voting Rights

   The holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of Brascan unless and until Brascan shall have failed to pay eight quarterly dividends on the Brascan Non-Cumulative Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Brascan properly applicable to the payment of dividends. In that event, until such time as Brascan pays the whole amount of a quarterly dividend, the holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of Brascan's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 11 held, provided that in respect of the election of directors, the holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 will vote with holders of Brascan Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Brascan Non-Cumulative Class A Preference Shares, Series 11 shall forthwith cease upon payment by Brascan of the whole amount of a quarterly dividend on the Brascan Non-Cumulative Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

   Brascan's articles provide that each holder of shares entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder of shares multiplied by the number of directors to be elected. The holder of shares may cast all such votes in favour of one candidate or distribute them among the candidates in any manner the holder of shares sees fit. Where the holder of shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of shares shall be deemed to have divided his votes equally among the candidates for whom the holder of shares voted.

   Subject to applicable law and in addition to any other required shareholder approvals, Brascan's articles also require that all matters to be approved by shareholders (other than the election of directors) must be approved separately by the holders of the Brascan Shares and by the holders of the Brascan Class B Limited Voting Shares.

  Tax on Dividends

   Brascan will elect, in the manner and within the time provided under Part
VI.1 of the Tax Act, to pay or cause payment of the tax under Part VI.1 at a rate such that the corporate holders of Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

3.OPSEU Strike

   As a result of a strike by the Ontario Public Service Employees Union ("OPSEU"), the provision of government services in Ontario has been disrupted, including the processing of amendments to the articles of corporations incorporated in Ontario, including Brascan and Trilon. In order to create the Brascan Non-Cumulative Class A Preference Shares, Series 11, Brascan must file and receive a certificate of amendment in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11. As a result of the strike, Brascan has no assurances that it will be able to create the Brascan Non-Cumulative Class A Preference Shares, Series 11 prior to taking up and paying for the Trilon Shares tendered to the Offer. However, upon conclusion of the strike and the resumption of normal government services, Brascan anticipates being able to create the Brascan Non-Cumulative Class A Preference Shares, Series 11, with effect on a date prior to taking up and paying for the Trilon Shares.

   In the event that Brascan is unable to secure a certificate of amendment under the OBCA in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11 as a result of the strike by Ontario government employees prior to taking up and paying for Trilon Shares under the Offer, a Shareholder who elects to receive Brascan Non-Cumulative Class A Redeemable Preference Shares, Series 11 will be entitled to receive those preference shares as at the date upon which Brascan pays for Trilon Shares tendered by that Shareholder. However, notwithstanding the foregoing and sections 6 and 10 of the Offer, share certificates representing Brascan Non-Cumulative Class A Preference Shares, Series 11 will not be delivered to Shareholders until such time as Brascan receives a certificate of amendment under the OBCA in respect of articles of amendment creating the Brascan Non-Cumulative Class A Preference Shares, Series 11. Brascan will seek to secure this certificate immediately upon the strike ending. The TSE has conditionally approved for listing the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 issuable in connection with the Offer. The TSE will post these securities for trading when all conditions imposed by the TSE have been met, including in respect of the listing of the Brascan Non-Cumulative Class A Preference Shares, Series 11 when they are fully transferable. The transferability of the Brascan Non-Cumulative Class A Preference Shares, Series 11 may be adversely affected until such time as Brascan receives the certificate of amendment described above.

4.Trilon Financial Corporation

   Trilon was continued under the laws of Ontario by Certificate and Articles of Continuance dated February 8, 1994. The articles of Trilon were subsequently amended to change the number of its directors.

   Trilon is a financial services company that provides asset management and merchant banking services. Trilon's clients include governments, institutions, corporations and high net-worth individuals. Trilon also provides select business services and is active in the capital markets. Trilon focuses its activities on industry sectors that require substantial amounts of capital. These sectors include real estate, natural resources, energy and financial services.

   Trilon's operations are grouped under four core businesses: merchant banking, business services, capital markets and asset management. The merchant banking group provides merchant banking loans and makes merchant banking investments and a majority of these comprise acquisition bridge loans made to small and medium sized companies to facilitate their growth initiatives. The business services group provides residential home-related services to corporations and institutions. These fee-based services include relocations, move management, home appraisals and transaction closing services. Trilon's capital markets group provides financial advisory, property brokerage and securities underwriting services. Property brokerage is provided through Trilon's Royal LePage division, a leading broker in Canada in both the commercial and residential markets. Trilon also invests its own capital in higher-yielding fixed income and equity securities. Trilon's asset management group, directly and indirectly through Trilon's associates, manages assets for institutional and other investors. Included among the assets managed are the assets within the Tricap Restructuring Fund, launched in late 2001, and the assets in the Trilon Opportunity Fund, which invests in new and emerging technologies.

  Recent Developments

   In December 2001, Trilon completed the first closing, and in March 2002 the second closing, of the Tricap Restructuring Fund. The Fund has over $415 million committed to make equity and debt investments in under-performing companies which require financial and/or operational restructuring. Trilon has committed $200 million to the Fund.

  Share Capital

   Trilon's authorized capital consists of:

  . an unlimited number of Class I Preferred Shares, issuable in series, the first series of which consists of 6,000,000 Floating Rate Class I Preferred Shares Series A;

  . an unlimited number of Class II Preferred Shares, issuable in series, the first series of which consists of 3,500,000 Class II Cumulative Redeemable Convertible Preferred Shares Series One, the second series of which consists of 1,000,000 Class II Preferred Shares Series Two, the third series of which consists of 4,000,000 Class II Preferred Shares Series Three and the fourth series of which consists of 4,000,000
     Class II Preferred Shares Series Four;

  . an unlimited number of preferred shares designated as Class III Preferred Shares Series One, the second series of which consists of 1,330,200 Class III Preferred Shares Series Two and the third series of which consists of 4,000,000 Class III Preferred Shares Series Three; and

  . an unlimited number of Class A Shares of Trilon and an unlimited number of Class B Non-Voting Shares of Trilon.

   At April 11, 2002, the following shares were issued and outstanding:
6,000,000 Class I Preferred Shares Series A, 665,000 Class II Preferred Shares Series Two, 3,999,000 Class II Preferred Shares Series Three, 4,000,000 Class II Preferred Shares Series Four, 5,000,000 Class III Preferred Shares Series One, 482,888 Class III Preferred Shares Series Two, 103,745,836 Class A Shares and 47,917,647 Class B Non-Voting Shares.

   Trilon Shares have the following rights, privileges, restrictions and conditions:

   Conversion. The Class B Non-Voting Shares are convertible on a one-for-one basis into Class A Shares, up to that number of Class B Shares equal to the lesser of: (a) all the Class B Shares held, and (b) that number of Class B Shares which, on exercise of the conversion right, would result in that holder, together with holders of Class A Shares which are its affiliates, holding that number of Class A Shares that is one Class A Share less than 50% of the outstanding Class A Shares.

   Dividends. Subject to the prior rights of the holders of Class I, II and III Preferred Shares and any other senior ranking shares outstanding from time to time, holders of Class B Non-Voting Shares have a right to receive fixed, preferential, non-cumulative quarterly cash dividends of $0.03 per share. If in any quarter, after providing for the full quarterly dividend on the Class B Non-Voting Shares, any moneys of Trilon properly available for the payment of dividends remain, all or any part of those moneys may be applied to dividends on the Class A Shares, provided that if in that quarter dividends aggregating $0.03 per share have been paid or declared and set aside for payment on Class A Shares, any and all further dividends declared in that quarter shall be declared and paid in equal or equivalent amounts per share on all Class A Shares and all Class B Shares then outstanding without preference or priority.

   Ranking. Subject to the prior rights of holders of Class I Preferred Shares, Class II Preferred Shares and Class III Preferred Shares and any other shares of Trilon ranking senior to the Trilon Shares, all Trilon Shares share equally in the property and assets of Trilon in the event of the liquidation, dissolution or winding-up of Trilon or any other distribution of the assets of Trilon.

   Voting. Holders of Class A Shares are entitled to vote at all meetings of shareholders of Trilon, other than meetings at which holders of only a specified class or series may vote. Holders of Class B Non-Voting Shares have no right to vote generally.

5.Background to the Offer

   Brascan has owned a significant interest in Trilon since Trilon was established as a public company in 1982. In January 2001, when Trilon repurchased 14.5 million of its Class A Shares pursuant to a substantial issuer bid, Brascan's controlling interest in Trilon increased from 65% to 71% of the Trilon Shares (subsequently decreased to 70% as a result of the exercise of outstanding share purchase warrants of Trilon). As of April 11, 2002, Brascan holds

58,214,553 Class A Shares of Trilon, representing approximately 56% of the number of Class A Shares outstanding. Brascan also holds 47,897,344 Class B Non-Voting Shares of Trilon, each of which is convertible one-for-one into Class A Shares of Trilon.

   Management and the boards of directors of both Brascan and Trilon have discussed the potential combination of the two companies on numerous occasions over the past several years, given that the companies' business plans and activities are highly complementary to each other.

   Brascan has recently stated that its business strategy includes, among other objectives, acquiring 100% ownership of certain of its operating businesses. In August 2001, preliminary discussions took place between Brascan and Trilon regarding a potential transaction between the two companies. These discussions ended in October 2001, as it was determined at the time that a transaction was unlikely to proceed in the short term, largely as a result of the impact on the financial markets of the events of September 11, 2001. In March 2002, senior executives of Brascan approached senior executives of Trilon to re-engage discussions concerning a merger transaction. These discussions were concluded on March 25, 2002, at which point the proposed transaction was submitted to the boards of directors of each of Trilon and Brascan for their consideration and the board of directors of Brascan authorized management of Brascan to proceed with its plans to conclude a merger between Trilon and Brascan.

   On March 26, 2002, Brascan announced by press release its intention to acquire all of the Trilon Shares not already held by Brascan.

  The Independent Committee

   Effective August 22, 2001, the board of directors of Trilon (the "Trilon Board") appointed a special committee of directors (the "Independent Committee") who are independent of Brascan and Management for the purposes of exploring the possibility of engaging in a merger transaction with Brascan. William A. Dimma, A. Gordon Craig, Susan E. Crocker, Patrick J. Keenan, Donald
C. Lowe and David R. McCamus were each appointed to the Independent Committee. The Independent Committee appointed William A. Dimma as its Chair.

  Independent Legal and Financial Advisors

   At the time of its formation, the Independent Committee engaged Osler, Hoskin & Harcourt LLP as its legal counsel to assist the Independent Committee in discharging its responsibilities and to provide the Independent Committee with advice concerning its duties and the conduct of its meetings.

   On September 6, 2001, the Independent Committee engaged TD Securities to serve as financial advisor to the Independent Committee and, if required, to prepare and deliver the Valuation and Fairness Opinion. The Independent Committee satisfied itself that TD Securities was a qualified and independent advisor and competent to provide the financial services required by the Independent Committee. In October 2001, the Independent Committee adjourned its initial deliberations for the reasons set out above.

   Immediately following the announcement by Brascan of its intention to make the Offer, the board of directors reconvened the Independent Committee to review the Offer. The Independent Committee requested that both Osler, Hoskin & Harcourt LLP and TD Securities continue their services to the Independent Committee and to complete the work previously undertaken.

  Deliberations of the Independent Committee

   During the course of its deliberations, the Independent Committee received a presentation from management of Brascan with respect to the Offer. Management of Brascan was asked to provide and did provide an explanation as to why, in their opinion, the Offer was in the best interests of Trilon and fair to Shareholders other than Brascan and its affiliates ("minority Shareholders"). Detailed discussions were then held with Management concerning the impact of the Offer on Trilon and its stakeholders.

   Representatives of TD Securities attended substantially all of the Independent Committee's meetings and provided financial advice with respect to the Offer. From September 6, 2001 to April 4, 2002, TD Securities proceeded to gather and review the financial information necessary for the preparation of the Valuation and Fairness Opinion. The Independent Committee conducted a detailed review with TD Securities of the analysis and methodologies underlying the Valuation and Fairness Opinion. The Independent Committee's members satisfied themselves that the methodology and assumptions were appropriate in the circumstances. The Independent Committee also discussed with TD Securities the results of its due diligence meetings with Management.

   On April 4, 2002, the Independent Committee received orally from TD Securities a valuation of the Trilon Shares prepared in compliance with Rule 61-501 and Policy Q-27. The written valuation sets out a range of fair market values for the Trilon Shares as of April 4, 2002 of $15.65 to $17.45 per Trilon Share. Further, the valuation sets out a range of values for the Brascan Shares as of April 4, 2002 of $33.76 to $34.06 per Brascan Share and a range of values for the Brascan Non-Cumulative Class A Preference Shares, Series 11 as of April 4, 2002 of $24.79 to $25.21. TD Securities also provided the Independent Committee with its fairness opinion in which it concluded that in its opinion, as of April 4, 2002, the consideration offered under the Offer is fair, from a financial point of view, to the minority Shareholders. A summary of the Valuation and Fairness Opinion is provided in section 7 of this Circular.

   On April 4, 2002, the Independent Committee unanimously concluded that the Offer is in the best interests of Trilon and is fair from a financial point of view to the minority Shareholders based both on the Valuation and Fairness Opinion and the following additional considerations:

  (a) the value of the consideration being offered is in the upper range of the valuation of the Trilon Shares prepared by TD Securities Inc.;

  (b) while the value of the consideration being offered represents a nominal premium to the trading price immediately prior to the announcement of the Offer, the value does represent a 20% premium to the price Trilon's Class A Shares traded at 3 months ago, and a 42% premium to the price at which Trilon repurchased Class A Shares under a substantial issuer bid completed 15 months ago;

  (c) the premium implied by the consideration being offered is attractive in light of Trilon's asset base, which consists primarily of a portfolio of financial assets and offers limited opportunity to generate incremental value relative to its underlying value;

  (d) Shareholders are being offered alternative forms of consideration designed to suit their individual needs. Shareholders can elect to receive their payment 100% in Brascan Shares or 100% in cash subject to proration. Furthermore, Shareholders can elect to receive their payment in the form of Brascan Non-Cumulative Class A Preference Shares, Series 11 without limit so that Shareholders can both defer capital gains taxes and increase the yield on the securities received. Brascan Non-Cumulative Class A Preference Shares, Series 11 will pay a dividend of $1.375 per share per annum, payable quarterly, representing a dividend yield of 5.5% per annum; and

  (e) Brascan owns 70% of the common equity of the Corporation. As a result, no alternative value maximizing transaction can occur without the co-operation and consent of Brascan. Brascan regards its investment in Trilon as one of its principal operating business units and does not contemplate a sale or divestiture. Accordingly, it is highly unlikely that there will be an alternative transaction available to Shareholders.

   Shareholders are urged to read the Valuation and Fairness Opinion in its entirety. As indicated in the Valuation and Fairness Opinion, the Valuation and Fairness Opinion must be considered as a whole and selecting portions of such analysis or the factors considered by it, without considering all analyses and factors together, could create a misleading view of the process underlying the Valuation and Fairness Opinion.

  Recommendation of the Independent Committee

   On April 4, 2002, after considering all of these factors and after having met a total of 11 times, the Independent Committee unanimously concluded that in the circumstances, the Offer was fair to the minority Shareholders and it was in the best interests of Trilon for the Trilon Board to recommend that minority Shareholders accept the Offer. At the meeting of the Trilon Board held on April 4, 2002, the Independent Committee recommended to the Trilon Board that they recommend that the minority Shareholders accept the Offer.

   The board of directors of Trilon approved the report of the Independent Committee and accepted the recommendation of the Independent Committee (Jeffrey Blidner, Jack Cockwell, Allen Lambert, George Myhal and Timothy Price abstaining from voting). See also the discussion of the deliberations of the Independent Committee and the Trilon board of directors in the Directors' Circular.

6.Prior Valuations

   To the knowledge of Brascan and its directors and senior officers, there are no prior valuations of Trilon, its material assets or its securities made in the 24 months preceding the date of this Offer.

7.Valuation and Fairness Opinion

   Under the provisions of provincial securities laws respecting take-over bids, where a take-over bid is an "insider bid", the offeror is required, unless otherwise exempted, to have a valuation of the target company prepared by a qualified and independent valuer based on techniques that are appropriate in the circumstances, after considering all relevant assumptions, that arrives at an opinion as to a value or range of values for the participating securities.

   The following section summarizes the Valuation and Fairness Opinion, describing the basis of the computations utilized to determine the valuation contained therein, the scope of the review made, the relevant factors and their values and the key assumptions on which the valuation is based. The following summary is qualified in its entirety by, and should be read in conjunction with, the Valuation and Fairness Opinion. A copy of the Valuation and Fairness Opinion is available for inspection during business hours at the registered and principal office of Brascan located at Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3, and copies of the Valuation and Fairness Opinion may be obtained without charge upon written request to the Secretary of Brascan at the same address and is attached as a schedule to the Directors' Circular.

   Engagement

   The Independent Committee initially approached TD Securities regarding a potential financial advisory assignment in August 2001, and TD Securities was formally engaged by the Independent Committee pursuant to an engagement agreement (the "Engagement Agreement") dated September 6, 2001. In October 2001, the Independent Committee informed TD Securities that a potential transaction with Brascan was unlikely to proceed at that time, in large part as a result of the state of the financial markets. Following the public announcement by Brascan of its intention to acquire the Trilon Shares not already owned by it on March 26, 2002, the Independent Committee requested that TD Securities continue to provide it with financial advisory services and complete the work previously undertaken.

   The terms of the Engagement Agreement provide that TD Securities will receive a fee of $600,000 for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In accordance with the requirements of Rule 61-501 and Policy Q-27, such fees and expenses will be paid by Brascan. In addition, Trilon has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fee payable to TD Securities is not contingent in whole or in part on the success of the Offer or on the conclusions reached in the Valuation and Fairness Opinion.

   Engagement of TD Securities as an Independent Valuer

   TD Securities is a Canadian investment banking firm with operations in a broad range of activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

   Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are used in the Policies) of Trilon, Brascan or any of their respective affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Independent Committee, neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Offer.

   During the 24 months preceding the engagement by the Independent Committee, TD Securities has provided various financial advisory services in connection with unrelated transactions, and has participated in various other securities offerings and financial transactions involving Brascan and certain of its associates and affiliates. TD Securities is an investor in certain investment funds managed by Trilon. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, is a lender pursuant to certain credit facilities involving Brascan and certain of its associates and affiliates.

   TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Trilon or other Interested Parties.

   The fees paid to TD Securities in connection with the mandates outlined above, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and either Trilon, Brascan or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Trilon, Brascan or any Interested Party, and TD Bank may provide banking services to Trilon, Brascan or any Interested Party.

   Scope of Review

   In preparing the Valuation and the Fairness Opinion, TD Securities held discussions with the Independent Committee, various members of Management and the auditors of Trilon; reviewed certain publicly available information, financial statements and information, projections, schedules of outstanding shares and options, indemnities, credit agreements, transaction documents and non-public information relating to Trilon, its subsidiaries and business segments and Brascan; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data and credit rating and research publications relating to Trilon, its subsidiaries and business segments, Brascan and other selected comparable companies; and carried out other analyses and investigative exercises, all of which are more specifically described in the Valuation and Fairness Opinion attached as an exhibit to the Directors' Circular.

   General Assumptions and Limitations

   With the Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by Trilon, Brascan and their respective personnel, advisors, or otherwise, including the representations contained in certificates dated April 4, 2002, provided by senior officers of both Trilon and Brascan (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described in the Valuation and Fairness Opinion, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

   With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of Trilon, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

   The Valuation and Fairness Opinion has been provided for the use of the Independent Committee and the board of directors of Trilon and is not intended to be, and does not constitute, a recommendation that any shareholder of Trilon tender Trilon Shares to the Offer. The Valuation and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Independent Committee and the board of directors of Trilon without the express prior written consent of TD Securities. The Valuation and Fairness Opinion is rendered as of April 4, 2002 (the "Valuation Date"), on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Trilon, Brascan and their respective affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuation and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation and Fairness Opinion after the Valuation Date. In preparing the Valuation and Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of, or any business combination or other extraordinary transaction involving, Trilon, nor did TD Securities negotiate with any party in connection with such a transaction involving Trilon.

   The preparation of a valuation and fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation and Fairness Opinion. Each Shareholder should read the Valuation and Fairness Opinion in its entirety.

   Definition of Fair Market Value

   For purposes of the formal valuation of Trilon Shares, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Trilon Shares to reflect the liquidity of the Trilon Shares, the effect of the Offer or the fact that the Trilon Shares held by minority Shareholders do not form part of a controlling interest.

   Trilon Valuation Methodology

   The formal valuation of the Trilon Shares is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Trilon Shares. Given that Trilon is active in a number of different business segments, TD Securities believes that a segmented approach is the most appropriate method to use in valuing Trilon. As a result, TD Securities' approach to determine the fair market value of the Trilon Shares was the Net Asset Value ("NAV") approach which involves attributing values to Trilon's assets and liabilities on a segmented basis. This approach reflects the different risks, growth prospects and earnings contribution of each of Trilon's business segments and the various assets within those segments. TD Securities believes that the NAV approach is particularly relevant for Trilon since a high percentage of Trilon's assets are financial in nature rather than assets of operating businesses. Except where noted in the Valuation and Fairness Opinion, the valuation approach arrives at a going concern, en bloc sale value of the Trilon Shares.

   In preparing the formal valuation of the Trilon Shares, TD Securities relied primarily upon three valuation methodologies:

  1. asset value analysis;

  2. discounted cash flow ("DCF") analysis; and

  3. comparable precedent transactions analysis.

  Asset Value Analysis

   All material financial assets within Trilon were valued individually on a mark-to-market basis. Publicly traded assets were valued via quoted market prices based on volume-weighted average trading prices for the 20 trading days ended April 3, 2002. Private investments were valued based on TD Securities' estimates of the amounts at which the instruments could be exchanged in a transaction between knowledgeable and willing parties and/or by using comparable publicly-traded securities as proxies. Longer-term loans were valued based on discounting cash flows receivable under the existing terms of the loans at a rate that reflects refinancing the loans under current market conditions, that is, at rates reflecting the current cost of capital and risk in receiving the corresponding cash flows. Loans with near-term maturities were valued based on TD Securities' view on the probability of return of the outstanding principal or current market rates to extend the term of these loans by one year.

   Cash flows not related to investment income were valued using comparable precedent transactions analysis. These cash flows primarily consisted of any fee streams (including underwriting and advisory fees, reinsurance fees and asset management fees) and participation gains less operating costs (primarily salaries) specific to the segment.

  DCF Analysis

   The Brokerage & Business Services business segment was valued using a DCF approach. The DCF approach reflects the growth prospects and risks inherent in the business by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the business. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered after-tax free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates used in establishing a range of values.

  Comparable Precedent Transactions Analysis

   The comparable precedent transactions approach consists of selecting appropriate value benchmarks based on recently completed transactions of a comparable nature specific to each business segment, in which there was sufficient public information to derive valuation multiples, and applying these value benchmarks to the appropriate Trilon metrics to determine values for each business segment. The transaction multiples are based on arms-length transactions of businesses that are similar in size, operating characteristics, risk profile and asset type, among others, to Trilon's activities in specific segments.

   Net Asset Value Approach

   Although Trilon currently reports its financial results in four business segments, Trilon was separated into five business segments for the purposes of the NAV Approach: Asset Management, Merchant Banking, Investment Banking (member of the Capital Markets reporting group), Commercial Financing (member of the Capital Markets reporting group) and Brokerage & Business Services (member of the Capital Markets and Business Services reporting groups). TD Securities believes that for valuation purposes, Investment Banking, Brokerage & Business Services and Commercial Finance are disparate businesses and should be analyzed and valued separately.

   The NAV approach aggregates a value for Trilon by separately considering each operating and financial asset, whose individual values are estimated through the application of the methodology considered by TD Securities to be most appropriate in the circumstances, net of obligations, corporate costs and liabilities. In addition to the assets of the five business segments outlined above, there are an additional five components to the NAV analysis:

  1. other assets and liabilities;

  2. debt and preferred shares of Trilon;

  3. stock options;

  4. tax pools; and

  5. capitalized corporate general and administrative ("G&A") expenses.

   TD Securities considered the financial assets held by Trilon as at December 31, 2001, the most recent date of financial reporting, and adjusted the holdings for material acquisitions, divestitures, or refinancings of assets known to have occurred during 2002 up until the Valuation Date. All financial assets were valued as at the Valuation Date based on the current mark-to-market values, with the exception of securities of Trilon or Brascan. Any Trilon or Brascan securities held by Trilon as well as obligations of Trilon were valued at the 20-day volume-weighted average trading price as at March 25, 2002, the last trading day before the announcement by Brascan of its intention to acquire the Trilon Shares not already owned by it, to remove the possible effect of the announcement on the trading prices of the securities. The range of values of the Trilon Shares resulting from the NAV approach was $15.65 to $17.45 per Trilon Share.

   Trilon Valuation Conclusion

   Based upon and subject to the foregoing, TD Securities is of the opinion that, as of the Valuation Date, the fair market value of the Trilon Shares is in the range of $15.65 to $17.45 per Trilon Share.

   Brascan Share Valuation Methodology

   In assessing the value of the Brascan Shares being received by Shareholders other than Brascan and its affiliates as Brascan Share consideration under the Offer, TD Securities has relied on the market trading approach. Since Shareholders other than Brascan and its affiliates receiving Brascan Shares will be receiving a minority position in Brascan and will not be able to effect a sale of 100% of Brascan, TD Securities concluded that it was not appropriate to consider methodologies that are based on the assumption of a change of control transaction involving Brascan. TD Securities has not prepared an en bloc valuation of the Brascan Shares.

   Brascan Share Valuation Conclusion

   Based upon and subject to the foregoing, TD Securities is of the opinion that, as of the Valuation Date, the value of the Brascan Shares is $33.76 to $34.06 per share.

   Brascan Non-Cumulative Class A Preference Shares, Series 11 Valuation Methodology

   In assessing the value of the Brascan Non-Cumulative Class A Preference Shares, Series 11 being received by Shareholders other than Brascan and its affiliates as Brascan preference share consideration under the Offer, TD Securities has relied on the comparable market trading approach. On this basis, an appropriate dividend rate for the Brascan Non-Cumulative Class A Preference Shares, Series 11 would fall in a range of 5.40% to 5.60%.

   Brascan Non-Cumulative Class A Preference Share, Series 11 Valuation
Conclusion

   Based upon and subject to the foregoing, TD Securities is of the opinion that, as of the Valuation Date, the value of the Brascan Non-Cumulative Class A Preference Shares, Series 11 is $24.79 to $25.21 per share.

   Fairness Opinion Factors Considered

   In considering the fairness of the consideration, from a financial point of view, to the Shareholders other than Brascan and its affiliates, TD Securities principally considered and relied upon the following:

  (i) an assessment of the value of the consideration to be received pursuant to the Offer;

  (ii) a comparison of the value per Trilon Share of the consideration to be received pursuant to the Offer to the range of fair market values as determined under the formal valuation of the Trilon Shares; and

  (iii) a comparison on a per Trilon Share basis of the value of the consideration to be received pursuant to the Offer to the trading price of the Trilon Class A Shares prior to the announcement by Brascan of its intention to make the Offer.

   Value of the Consideration

   The value of the consideration to be received under the Offer depends on the form of consideration selected by each Shareholder other than Brascan and its affiliates and on the resulting pro ration. The implied values under the three alternatives available to Shareholders other than Brascan and its affiliates are outlined below:

Alternative                Consideration per Trilon Share     Implied Value
-----------                ------------------------------ ---------------------
Cash Consideration........  $17.00 cash                        $16.90(/1/)
Brascan Class A Share
 Consideration............  0.5 Brascan Shares            $16.88 to $17.03(/2/)
Brascan Preference Share    0.678 Brascan Non-Cumulative  $16.86 to $17.14(/3/)
 Consideration............  Class A Preference Shares,
                            Series 11 plus $0.05 cash

-------
(1) Adjusted for foregoing the $0.10 Trilon partial dividend if the Cash Consideration option is selected.
(2) Based on a value of $33.76 to $34.06 per Brascan Share, as determined in the formal valuation of the Brascan Shares.
(3) Based on a value of $24.79 to $25.21 per Brascan Non-Cumulative Class A Preference Share, Series 11, as determined in the formal valuation of the Brascan Non-Cumulative Class A Preference Shares, Series 11, plus $0.05 cash.

   Depending on the combination of securities selected by the Shareholders other than Brascan and its affiliates in aggregate, there is a range of outcomes possible including certain individual Shareholders other than Brascan and its affiliates being subject to pro ration. Regardless of the outcome, based on the foregoing, TD Securities is of the opinion that the implied value of the consideration is in the range of $16.86 to $17.14 per Trilon Share.

   Comparison of the Value per Trilon Share Under the Offer to the Formal Valuation of the Trilon Shares

   The value per Trilon Share of the consideration to be received pursuant to the Offer of $16.86 to $17.14 is within the range of fair market value of the Trilon Shares of $15.65 to $17.45.

   Comparison of the Value per Trilon Share Under the Offer to the Trading
Price

   The value per Trilon Share of the consideration under the Offer represents a nominal premium of approximately 3% to the $16.50 market price of the Trilon Class A Shares on March 25, 2002, the last trading day prior to the announcement of Brascan's intention to acquire the Trilon Shares not already owned by it.

   TD Securities believes that the following considerations are relevant in comparing the value per Trilon Share of the consideration under the Offer to the pre-announcement trading price:

  1. Trilon's asset base consists primarily of a portfolio of financial assets. Financial assets, due to their nature, offer limited opportunity to generate incremental value, either from additional revenues or from cost reduction, in excess of their underlying value. As a result, any potential en bloc acquiror of Trilon would be willing to pay a lower than average premium over the pre-announcement market price of the Trilon Class A Shares.

  2. Based in part on recent public comments by Brascan senior management, there has been speculation among equity market participants that Brascan may move to acquire the Trilon Shares it does not already own.
     TD Securities believes that this has increased the market trading price of Trilon Class A Shares above the price at which they would trade in the absence of such speculation. As a result, the premium over the pre-announcement trading price of the Trilon Class A Shares that the value of the consideration pursuant to the Offer represents is decreased.

  3. Trilon Shares offer a current dividend yield of approximately 4%. This dividend is higher than the dividend available on most common equity securities in Canada. Many public equity investors view this dividend to be an attractive aspect of the Trilon Class A Shares. As a result, the market trading price of the Trilon Class A Shares is not indicative solely of Trilon's underlying net asset value, but also reflects its relatively high dividend yield. In the current market environment, TD Securities believes that the dividend yield increases the market trading price of the Trilon Shares above the price at which they would trade in the absence of such dividend. However, a potential en bloc acquiror of Trilon would not be willing to pay a premium for such a dividend yield.

   Fairness Conclusion

   Based upon and subject to the foregoing, it is the opinion of TD Securities that, as at the Valuation Date, the consideration under the Offer is fair, from a financial point of view, to the Shareholders other than Brascan and its affiliates.

8.Purpose of the Offer and Brascan's Plans for Trilon

   Brascan has an ongoing strategy of owning 100% of certain of its operating businesses. The purpose of the Offer is to increase Brascan's interest in Trilon from the current 70% level and, if the conditions to the Offer are satisfied, to allow Brascan to own 100% of the Trilon Shares.

   If the Offer is accepted by holders of not less than 90% of the outstanding Trilon Shares (other than Trilon Shares held by Brascan, its affiliates and its associates on the date of the Offer), Brascan may seek to acquire all Trilon Shares not deposited under the Offer pursuant to a compulsory acquisition. Brascan may also seek to acquire all Shares not deposited under the Offer pursuant to a subsequent transaction between Trilon and Brascan. Both types of transactions are more particularly described under section 21 of this Circular, "Acquisition of Trilon Shares not Deposited." However, Brascan reserves the right to not propose a compulsory acquisition or a subsequent acquisition transaction, or to propose a subsequent acquisition transaction on terms not described herein. In any case, Trilon will continue to be a company with publicly traded preferred shares and public debt outstanding.

   If the Offer is successful, Brascan expects that Trilon will continue to carry on its current business activities as a subsidiary of Brascan. In particular, Trilon will focus on expanding its asset management, merchant banking, business services and capital markets activities. Trilon will be managed from a financial perspective as a self-sustaining operation with continuing corporate governance practices and a continued emphasis on maintaining or improving its current high credit ratings.

   Brascan will integrate the Trilon management team with its own from an operating perspective. This integration will enhance Trilon's close working relationships with Brascan's operating businesses and resources investments, which provide Trilon with an important competitive advantage in conducting its financial operations. In addition, Trilon believes that its operating profile will be enhanced by being a fully integrated operating business of Brascan. There would also be modest cost and administrative benefits available by privatizing the publicly listed Trilon Shares, should Brascan acquire 100% of the Trilon Shares.

9.Brascan's Comments on the Offer

   Brascan believes strongly that it is in the interests of Shareholders to tender to the Offer. Shareholders should accept the Offer for the following reasons:

  . Trilon directors recommend acceptance of the Offer - The board of directors of Trilon, including the members of the Independent Committee established to review the Offer, unanimously recommends that Shareholders tender their Trilon Shares to the Offer.

  . Independent fairness opinion supports the Offer - TD Securities, the independent financial advisors to the Independent Committee, has provided its written opinion that the consideration to be paid by Brascan is fair, from a financial point of view, to Trilon's minority shareholders.

  . Independent valuation of the Trilon shares supports the Offer - The value of the consideration being offered is in the upper range of the valuation of the Trilon Shares prepared by TD Securities, which determined that the value of the Trilon Shares is in a range of $15.65 to $17.45 per share.

  . Trilon officers and directors intend to accept the Offer - The directors and senior officers of Trilon have advised that they intend to tender their Trilon Shares to the Offer.

  .  The Offer price represents a premium over previous trading prices -
      While the value of the consideration being offered represents a modest premium to the trading price immediately prior to the Offer being announced, the value represents a 20% premium to the price Trilon's Class A Shares traded at 3 months ago, and a 42% premium to the price at which Trilon repurchased Class A Shares under a substantial issuer bid completed 15 months ago.

  . Flexible consideration to meet Shareholder objectives - Shareholders are being offered alternative forms of consideration designed to suit their individual needs. Shareholders can elect to receive their payment 100% in Brascan Shares or 100% in cash, subject to pro ration. Furthermore, Shareholders can elect to receive their payment in the form of Brascan Non-Cumulative Class A Preference Shares, Series 11, without limit, so that Shareholders can both defer capital gains taxes and increase the yield on the securities received. Brascan Non-Cumulative Class A Preference Shares, Series 11 will pay a dividend of $1.375 per share per annum representing a dividend yield of 5.5% per annum.

  . Brascan Shares represent underlying value in excess of the transaction price - Shareholders electing to receive payment in Brascan Shares will receive Brascan Shares based on a valuation of $34.00 per Brascan Share herein. Based on publicly disclosed information regarding Brascan, management of Brascan believes that, as of December 31, 2001, the underlying value of Brascan was $42.90 per share.

  . Brascan Shares provide shareholders with greater liquidity than Trilon Shares - The market capitalization of Trilon's public float is $775 million as at the date of the Offer, whereas the market capitalization of Brascan's public float is $4.8 billion. Furthermore, the average daily trading volume of Trilon's Class A Shares was $1.4 million during the three month period prior to the offer being made, compared with Brascan's average daily trading volume of $12.2 million over the same period. In addition, Trilon is listed only in Toronto, while Brascan is listed only on both the Toronto and New York Stock Exchanges.

  . Brascan owns additional high quality businesses - Brascan owns a number of high-quality businesses in addition to Trilon, including some of the highest-quality real estate in North America, such as BCE Place in Toronto and The World Financial Center in New York, as well as one of the lowest cost power generation businesses in North America. Shareholders electing to receive Brascan Shares will own an interest in these businesses in addition to continuing to own an interest in Trilon's financial services business.

  . Brascan and Trilon are stronger as a combined entity - Brascan believes that, together as one merged entity, Trilon and Brascan will be stronger financially and operationally. Brascan believes that Trilon and Brascan will together be able to create even greater value by combining resources as the two companies move forward.

10.Holdings of Securities of Trilon

   As of the date hereof, Brascan and its affiliates beneficially own, directly or indirectly, or exercise control or direction over securities of Trilon as follows:

                                                                      Percentage
 Number     Designation                                               Ownership
 ------     -----------                                               ----------
 58,214,553 Class A Shares..........................................     56.1%
 47,897,344 Class B Non-Voting Shares...............................     99.9%
    235,000 Floating Rate Class I Preferred Shares Series A.........      3.9%
    242,600 Class II Preferred Shares Series Three..................      6.1%
  1,150,000 Class II Preferred Shares Series Four...................     28.8%
  5,000,000 Class III Preferred Shares Series One...................    100.0%
    482,888 Class III Preferred Shares Series Two...................    100.0%

   The following table sets out the approximate number of Trilon Shares that each director and senior officer of Brascan has advised are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular:

                                                                            % of Total                    % of Total
                                                                           Outstanding   Trilon Class A  Outstanding
                                                   Trilon Class A         Trilon Class A     Shares     Trilon Class A
Name                     Office                     Shares Held               Shares      Options Held  Share Options
----                     ------                    --------------         -------------- -------------- --------------
James J. Blanchard...... Director                          --                    --               --           --
Lord Black of            Director                          --                    --               --           --
 Crossharbour...........
Roberto P. Cezar de      Director                          --                    --               --           --
 Andrade................
Jack L. Cockwell(/1/)... Co-Chairman and Director      10,694        (less than)0.1%              --           --
John P. Curtin, Jr...... Director                          --                    --               --           --
Alan V. Dean............ Senior Vice-President             --                    --               --           --
                         and Secretary
Hon. J. Trevor Eyton.... Director                          --                    --               --           --
J. Bruce Flatt.......... President and Chief               --                    --               --           --
                         Executive Officer and
                         Director
Julia E. Foster......... Director                          --                    --               --           --
Harry A. Goldgut........ Senior Vice-President,            --                    --               --           --
                         Power Generation
James K. Gray........... Director                          --                    --               --           --
Lynda C. Hamilton....... Director                          --                    --               --           --
Robert J. Harding....... Chairman and Director             --                    --               --           --
David W. Kerr........... Director                          --                    --               --           --
Edward C. Kress......... Executive Vice-President          --                    --               --           --
Allen T. Lambert(/1/)... Director and Group           515,320                   0.5%         110,000          1.8%
                         Chairman, Financial
                         Services
Craig J. Laurie......... Vice-President, Finance           --                    --           15,000          0.2%
Brian D. Lawson(/1/).... Executive Vice-President          --                    --          440,000          7.2%
                         and Chief Financial
                         Officer
Richard J. Legault...... Senior Vice-President,            --                    --               --           --
                         Business Development
Philip B. Lind.......... Director                          --                    --               --           --
Hon. Roy MacLaren....... Director                          --                    --               --           --
Cyrus Madon(/1/)........ Vice-President,               40,600        (less than)0.1%         200,000          3.3%
                         Corporate Development
Saul Shulman............ Director                          --                    --               --           --
Jack Sidhu(/1/)......... Vice-President, Capital           --                    --           60,000          1.0%
                         Markets
George S. Taylor........ Director                          --                    --               --           --
John C. Tremayne(/1/)... Senior Vice-President             --                    --          273,000          4.5%
                         and Treasurer
Katherine C. Vyse....... Vice-President, Investor          --                    --               --           --
                         Relations and
                         Communications
                                                      -------                  ----        ---------         ----
TOTAL...................                              566,614                   0.6%       1,098,000         18.0%
                                                      =======                  ====        =========         ====

-------
Note:
(1) These individuals are also directors and/or officers of Trilon.

   Each of the above directors and senior officers exercising control or direction over Trilon Shares has advised Brascan that he or she intends to tender his or her Trilon Shares to the Offer.

   The following table sets out the approximate number of Trilon Shares that each director and senior officer of Trilon, other than those listed above as directors or officers of Brascan, has advised are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular:

                                                                           % of Total                            % of Total
                                                                          Outstanding      Trilon               Outstanding
                                                   Trilon Class A        Trilon Class A Class A Share          Trilon Class A
Name                     Office                     Shares Held              Shares     Options Held           Share Options
----                     ------                    --------------        -------------- -------------          --------------
Colum P. Bastable....... Managing Partner,                  --                  --          200,000                  3.3%
                         Commercial Property
                         Services
Jeffrey M. Blidner...... Vice-Chairman                 162,600                 0.2%         470,000                  7.7%
A. Gordon Craig......... Director                        1,000      (less than)0.1%           5,000       (less than)0.1%
Susan E. Crocker........ Director                           --                  --            5,000       (less than)0.1%
Bryan K. Davis.......... Vice-President and Chief           --                  --          104,500                  1.7%
                         Financial Officer
Simon P. Dean........... Managing Partner,             100,000                 0.1%         295,000                  4.8%
                         Business Services
William A. Dimma........ Director                       22,013      (less than)0.1%           5,000       (less than)0.1%
Dr. Sy Eber............. Director                        1,000      (less than)0.1%           5,000       (less than)0.1%
J. Peter Gordon......... Managing Partner,                  --                  --          250,000                  4.1%
                         Restructuring Services
Karen Kain.............. Director                           --                  --            5,000       (less than)0.1%
Patrick J. Keenan....... Director                        1,000      (less than)0.1%           5,000       (less than)0.1%
Brian G. Kenning........ Managing Director,                 --                  --          240,000                  3.9%
                         Forest Products
Trevor D. Kerr.......... Vice-President and                 --                  --           91,000                  1.5%
                         Secretary
Frank N.C. Lochan....... Managing Partner,             309,342                 0.3%         307,061                  5.1%
                         Commercial Financing
Donald C. Lowe.......... Director                       25,000      (less than)0.1%           5,000       (less than)0.1%
Terrance A. Lyons....... Managing Partner, Mining           --                  --          240,000                  3.9%
Kelly Marshall.......... Vice-President Corporate           --                  --           85,000                  1.4%
                         Finance
David R. McCamus........ Director                        5,000      (less than)0.1%           2,000       (less than)0.1%
George E. Myhal......... President and Chief           607,271                 0.6%         650,000                 10.7%
                         Executive Officer and
                         Director
Sam J.B. Pollock........ Managing Partner,             106,400                 0.1%         540,000                  8.9%
                         Merchant Banking
Timothy R. Price(/1/)... Chairman and Director           1,000      (less than)0.1%         140,000                  2.3%
Bruce K. Robertson...... Managing Partner,              53,500      (less than)0.1%         356,500                  5.9%
                         Asset Management
                                                     ---------                ----        ---------                 ----
TOTAL...................                             1,395,126                 1.3%       4,006,061                 65.9%
                                                     =========                ====        =========                 ====

-------
Note:
(1) Mr. Price also holds indirectly 2,000 Class I Preferred Shares Series A.

   Each of the above directors and senior officers exercising control or direction over Trilon Shares has advised Brascan that he or she intends to tender his or her Trilon Shares to the Offer.

   Apart from the foregoing, to the knowledge of the directors and senior officers of Brascan, after reasonable inquiry, no securities of Trilon are owned, directed or controlled by any associate or affiliate of Brascan or by any director or senior officer of Brascan or any associate of them or by any person or company who holds more than 10% of any class of equity securities of Brascan, or by any person or company acting jointly or in concert with Brascan. Reference is made to section 9 of the Offer with respect to the purchase of Trilon Shares in the market by Brascan.

11.Acceptance of the Offer

   Except as set forth in the previous section, Brascan has no knowledge regarding whether any holders of Trilon Shares will accept the Offer.

12.Trading in Securities of Trilon

   No securities of Trilon have been traded during the six-month period preceding the date of the Offer by Brascan, by directors or senior officers of Brascan or, to the knowledge of the directors and senior officers of Brascan, after reasonable inquiry, by (i) associates or affiliates of Brascan (other than Trilon and its subsidiaries), (ii) any associate of any director or senior officer of Brascan, (iii) any person or company who holds more than 10% of any class of equity securities of Brascan, or (iv) any person or company acting jointly or in concert with Brascan.

   On November 28, 2000, Trilon announced its intention to purchase up to 5,796,781 Class A Shares or approximately 5% of the number of outstanding Class A Shares in the ordinary course through the facilities of the TSE over the next 12 months under a normal course issuer bid. Trilon acquired 138,300 Class A Shares pursuant to that normal course issuer bid at a weighted average price of $12.97 per Class A Share. Trilon did not renew this normal course issuer bid for 2001-2002.

13.Commitments to Acquire Trilon Shares

   No commitments to acquire any Trilon Shares have been made by Brascan or, to the knowledge of the directors and senior officers of Brascan, after reasonable inquiry, by (i) any associate of such directors or senior officers,
(ii) any person or company who beneficially owns, or exercises control or direction over, more than 10% within a class of equity securities of Brascan, or (iii) any person or company acting jointly or in concert with Brascan.

14.Arrangements, Agreements or Understandings

   There are no arrangements or agreements made or proposed to be made between Brascan and any of the directors or senior officers of Trilon and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office. There are no contracts, arrangements or understandings, formal or informal, between Brascan and any security holder of Trilon with respect to the Offer or between Brascan and any person or company with respect to any securities of Trilon in relation to the Offer.

   There is no soliciting dealer in connection with the Offer.

15.Effect of the Offer on Market and Listings

   The purchase of Trilon Shares by Brascan pursuant to the Offer will reduce the number of Trilon Shares that might otherwise trade publicly and may reduce the number of holders of Trilon Shares and, depending on the number of Trilon Shares purchased, could adversely affect the liquidity and market value of the remaining Trilon Shares held by the public.

   The rules and regulations of The Toronto Stock Exchange (the "TSE") establish certain criteria which, if not met, could lead to the delisting of the Trilon Shares from the TSE. Among such criteria are the number of Shareholders, the number of Trilon Shares publicly held and the aggregate market value of the Trilon Shares publicly held. Depending upon the number of Trilon Shares purchased pursuant to the Offer, it is possible the Trilon Shares would fail to meet the criteria for continued listing on the TSE. If this were to happen, the Trilon Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Trilon Shares.

The published guidelines of the TSE indicate that such exchange would consider delisting a class of shares listed thereon if, among other criteria, there were less than 500,000 freely-tradeable, publicly held shares or if there were fewer than 150 board lot holders.

   If the Trilon Shares were delisted from the TSE, it is possible that they would be traded in the over-the-counter market and that price quotations for the Trilon Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Trilon Shares and the availability of such quotations would, however, depend upon the number of Shareholders at such time, the interest in maintaining a market in the Trilon Shares on the part of brokerage houses and other factors.

   If Brascan acquires the Trilon Shares not deposited under the Offer pursuant to a compulsory acquisition or a Subsequent Acquisition Transaction, the Trilon Shares will be delisted from the TSE. See section 21 of this Circular, "Acquisition of Trilon Shares not Deposited."

   The preferred shares of Trilon which are currently listed on public stock exchanges will continue to be listed on those stock exchanges and the listing of those shares will not be affected by the Offer.

16.Source of Funds

   If all outstanding Trilon Shares are deposited under the Offer, the amount of cash required by Brascan to purchase all Trilon Shares will be no more than $388 million. Brascan expects that fees and expenses associated with the Offer will be $350,000, plus the cost of the valuation prepared by TD Securities of $600,000. These amounts will be funded by existing cash resources of Brascan.

17.Price Range and Trading Volume of Trilon Shares

   The Trilon Class A Shares are traded on the TSE. The combined volume of trading and price ranges of the Trilon Class A Shares on the TSE are set forth in the following table for the periods indicated.

                                                Price per share
                                           --------------------------
                                            High   Low   Average(/1/)   Volume
                                           ------ ------ ------------ ----------
2002
----
April (to April 5)........................ $17.40 $16.95    $17.15     4,061,359
March (1 to 25)...........................  18.10  17.00     16.61     1,763,732
March (26 to 31)..........................  17.97  16.00     17.62    18,961,693
March.....................................  18.10  16.00     17.53    20,725,425
February..................................  16.21  15.20     15.93     2,433,163
January...................................  16.10  15.00     15.50     1,267,739
2001
----
December..................................  15.50  13.85     14.50     1,595,667
November..................................  14.15  13.30     13.99     1,452,817
October...................................  13.99  13.25     13.62       956,350
September.................................  14.48  12.90     13.53     1,271,594
August....................................  14.10  12.75     13.42     1,417,167
July......................................  13.04  12.75     12.91       984,415
June......................................  13.50  12.80     13.06     1,796,010
May.......................................  13.50  12.95     13.16     1,291,551
April.....................................  13.60  12.80     13.18     1,105,510
March.....................................  14.10  12.50     13.18     1,736,452

-------
Note:
(1) Volume weighted average of trading prices.

   Brascan announced its intention to make the Offer on March 26, 2002. The closing price of the Trilon Shares on the TSE on March 25, 2002, the last day on which the Trilon Shares traded prior to the announcement, was $16.50.

18.Previous Distributions

   Based on publicly available information, Brascan believes that the following distributions of Trilon Shares were effected during the previous five completed fiscal years of Trilon:

                                                                Number of
                                                              Trilon Class A
Year  Description                                                 Shares     Distribution Price
----  -----------                                             -------------- ------------------
1997  Exercise of stock options..............................     633,700          $1.90
      Dividend reinvestment plan issuances...................      16,925           9.36
1998  Exercise of stock options..............................     662,499           1.87
      Dividend reinvestment plan issuances...................      11,094          11.61
      Conversion of Trilon Class B Non Voting Shares.........   1,999,015           3.76
1999  Exercise of stock options..............................     375,000           3.02
      Dividend reinvestment plan issuances...................      25,268           9.72
2000  Exercise of stock options..............................     685,000           3.90
      Dividend reinvestment plan issuances...................      31,651           7.11
      Exercise of stock options..............................      45,000           4.15
      Exercise of warrants...................................         730          11.25
      Management Share Purchase Plan issuances...............     162,600           9.23
2001  Exercise of warrants...................................     174,169          11.25
      Exercise of stock options..............................      10,000           5.00
      Exercise of stock options..............................      66,439           6.60
      Dividend reinvestment plan issuances...................      13,756          13.39
2002  Exercise of warrants...................................   3,104,491          11.25

19.Dividend Record of Trilon

   Based on publicly available information, Brascan believes that Trilon's policy is to pay a quarterly dividend of $0.16 per share on both the Class A Shares and the Class B Non-Voting Shares. The quarterly dividend on the Class A Shares was set in December 2000, when Trilon raised its quarterly dividend rate from $0.14 per Class A share to its current level. Brascan also understands that the board of directors of Trilon intends to declare a partial dividend of $0.10 per Trilon Share in April 2002. See section 11 of the Offer, "Dividends and Distributions".

20.Depositary

   Brascan has engaged the Depositary for the receipt of certificates representing Trilon Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Trilon Shares purchased by Brascan pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Brascan for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

21.Acquisition of Trilon Shares not Deposited

   Compulsory Acquisition

   Section 188 of the OBCA permits an offeror to acquire the shares not tendered to an offer for shares of a particular class of shares of a corporation if, within 120 days after the date of the offer, the offer is accepted by the holders of not less than 90% of the shares to which the offer relates, other than shares held at the date of the offer by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the OBCA).

   If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Trilon Shares, other than Trilon Shares held on the date of the Offer by or on behalf of Brascan or its affiliates or associates (as such terms are defined in the OBCA), and Brascan acquires such deposited Trilon Shares, Brascan may acquire the remainder of the Trilon Shares on the same terms as such Trilon Shares were acquired under the Offer, pursuant to the provisions of section 188 of the OBCA (a "Compulsory Acquisition"). In determining whether or not 90% of the outstanding Trilon Shares have been acquired under the Offer, any Trilon Shares acquired by Brascan during the course of the Offer are included in the number of outstanding Trilon Shares but excluded from the number of Trilon Shares acquired under the Offer.

   To exercise such statutory right, Brascan must give notice (a "Compulsory Acquisition Notice") to each holder of Trilon Shares who did not accept the Offer (and to each person who subsequently acquires any such Trilon Shares) (in each case a "Dissenting Offeree") of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of giving a Compulsory Acquisition Notice, Brascan must pay or transfer to Trilon the consideration Brascan would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 188 of the OBCA, within 20 days after receipt of a Compulsory Acquisition Notice, each Dissenting Offeree must send the certificate(s) representing the Trilon Shares held by such Dissenting Offeree to Trilon, and may elect either to transfer such Trilon Shares to Brascan on the terms of the Offer or to demand payment of the fair value of such Trilon Shares held by such holder by so notifying Brascan. If a Dissenting Offeree has elected to demand payment of the fair value of such Trilon Shares, Brascan may apply to a court having jurisdiction to hear an application to fix the fair value of such Trilon Shares of the Dissenting Offeree. If Brascan fails to apply to such court within 20 days after it made the payment or transferred the consideration to Trilon referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Trilon Shares to Brascan on the terms of the Offer. Any judicial determination of the fair value of the Trilon Shares could be more or less than the amount paid pursuant to the Offer.

   The foregoing is a summary only. See section 188 of the OBCA for the full text of the relevant statutory provisions. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the OBCA should consult their legal advisors.

   Subsequent Acquisition Transaction

   If Brascan takes up and pays for Trilon Shares validly deposited under the Offer and the foregoing statutory right of acquisition is not available, Brascan may, within 120 days of the Expiry Time, seek to cause a meeting of Shareholders to be called to consider an amalgamation, capital reorganization or other transaction involving Trilon and Brascan and/or one or more affiliates of Brascan or Trilon (a "Subsequent Acquisition Transaction") for the purpose of acquiring all Trilon Shares not acquired by Brascan pursuant to the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Trilon Shares acquired pursuant to the Offer.

   Rule 61-501 and Policy Q-27 may deem certain types of Subsequent Acquisition Transactions to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of the holder of Trilon Shares (the "affected securities") being terminated without the consent of the holder. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. Brascan intends to rely on any exemption available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 exempting Trilon and Brascan or one or more of its affiliates, as appropriate, from the valuation requirements of Rule 61-501 and Policy Q-27. For an independent valuation of the Trilon Shares in these circumstances, Shareholders should consult the Valuation and Fairness Opinion prepared by TD Securities which accompanies this Offer.

   Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Trilon Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, Brascan and its affiliates are the registered holders of 90% or more of the Trilon Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

   In relation to the Offer and any going private transaction, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Brascan or any related party of Brascan, including affiliates of Brascan, directors or senior officers of Brascan and of affiliates of Brascan or any person or company acting jointly or in concert with Brascan or any of their respective directors or senior officers in connection with the Offer or any subsequent going private transaction. Rule 61-501 and Policy Q-27 also provide that Brascan may treat Trilon Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such going private transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. Brascan currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and Brascan intends to cause Trilon Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

   Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Trilon Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Trilon Shares. The fair value so determined could be more or less than the amount paid per Trilon Share pursuant to such transaction or pursuant to the Offer.

   The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Trilon Shares, would necessarily be subject to a number of considerations, including the number of Trilon Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected.

   Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

   Shareholders should also see section 22 "Canadian Federal Income Tax Considerations", for a discussion of the tax considerations to Shareholders in the event of a Subsequent Acquisition Transaction.

   Certain judicial decisions may be considered relevant to any going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

   While the foregoing reflects the present intention of Brascan, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by Brascan or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Trilon Shares than the terms of the Offer.

22.Canadian Federal Income Tax Considerations

   In the opinion of Torys LLP, counsel to Brascan, the following summary fairly presents the principal consequences under the Tax Act generally applicable to Shareholders who dispose of their Trilon Shares pursuant to the Offer or pursuant to certain transactions described in section 21 of this Circular, "Acquisition of Trilon Shares not Deposited". The summary is based upon the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current administrative practices of the CCRA.

   This summary takes into account all specific proposals to amend the Tax Act and the regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CCRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

   The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). This summary does not take into account the mark-to-market rules and Shareholders that are financial institutions for the purpose of those rules should consult their own tax advisers.

   The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisers with respect to their particular circumstances.

   Residents of Canada

   The following summary is applicable to Shareholders who are resident in Canada, who hold their Trilon Shares as capital property and will hold the Brascan Non-Cumulative Class A Preference Shares, Series 11 and the Brascan Shares as capital property and who deal at arm's length with Brascan and Trilon. Trilon Shares, Brascan Non-Cumulative Class A Preference Shares, Series 11 and Brascan Shares will generally constitute capital property to a holder thereof unless the holder holds such Trilon Shares, Brascan Non-Cumulative Class A Preference Shares, Series 11 or Brascan Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such Trilon Shares, Brascan Non-Cumulative Class A Preference Shares, Series 11 or Brascan Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such shareholders.

  Exchange of Trilon Shares for Cash Only

   A holder whose Trilon Shares are taken up and paid for under the Offer who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such Trilon Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such Trilon Shares. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

  Exchange of Trilon Shares for Brascan Non-Cumulative Class A Preference
   Shares, Series 11 Only or for Brascan Shares Only

   Where a Shareholder exchanges Trilon Shares and receives no consideration other than Brascan Shares or Brascan Non-Cumulative Class A Preference Shares, Series 11 and, in either case, cash received in lieu of a fraction of a Brascan Share or a Brascan Non-Cumulative Class A Preference Share, Series 11, as the case may be, except where the Shareholder has, in the holder's return of income for the taxation year in which the exchange occurs, included in computing the holder's income for that year any portion of the gain or loss, otherwise determined, from the disposition of Trilon Shares, the holder will be considered to have disposed of such Trilon Shares for proceeds of disposition equal to the adjusted cost base to the holder of such Trilon Shares immediately before the exchange and to have acquired the Brascan Shares or the Brascan Non-Cumulative Class A Preference Shares, Series 11, as the case may be, at a cost for tax purposes equal to that amount (less any cash received in lieu of a fraction of a Brascan Share or of a Brascan Non-Cumulative Class A Preference Share, Series 11). No election forms are required to be filed for Shareholders to achieve this tax deferral. For Brascan Shares, the cost for tax purposes will be averaged with the adjusted cost base to such holder of any other Brascan Shares held by the holder at the time as capital property.

   In the event that the Minimum Series 11 Amount condition is met and a Shareholder elects to receive Brascan Non-Cumulative Class A Preference Shares, Series 11 on the exchange, the foregoing will apply only if the Shareholder has elected to forego the $0.05 in cash per Trilon Share; rather, the section entitled "Exchange of Trilon Shares for Cash and Brascan Shares and/or Brascan Non-Cumulative Class A Preference Shares, Series 11 or for Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11" will apply.

   Certain Shareholders who have acquired their Trilon Shares on the exercise of employee stock options of Trilon may be able to continue to defer the inclusion in their income of the stock option benefit resulting from such exercise after they have disposed of their Trilon Shares under the Offer so long as they receive only Brascan Shares or Brascan Non-Cumulative Class A Preference Shares, Series 11 on the exchange (having foregone the $0.05 in cash per Trilon Share).

  Exchange of Trilon Shares for Cash and Brascan Shares and/or Brascan Non-
   Cumulative Class A Preference Shares, Series 11 or for Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11

    No Election under Section 85 of the Tax Act

   Subject to the availability of the joint election referred to below, a Shareholder who exchanges Trilon Shares for (a) cash (including cash received as a result of the application of the Maximum Share Consideration condition under the terms of the Offer or as a result of no Brascan Non-Cumulative Class A Preference Shares, Series 11 being issued because of the Minimum Series 11 Amount condition not being met, but excluding cash in lieu of a fraction of a Brascan Share or Brascan Non-Cumulative Class A Preference Share, Series 11) and Brascan Shares and/or Brascan Non-Cumulative Class A Preference Shares, Series 11, or for (b) Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11, will be considered to have disposed of such Trilon Shares for proceeds of disposition equal to the sum of (i) any cash received by such Shareholder, including any cash received in lieu of fractional shares, and (ii) the fair market value as at the time of acquisition of any Brascan Shares and/or Brascan Non-Cumulative Class A Preference Shares, Series 11 acquired by such Shareholder on the exchange. As a result, the Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of such Trilon Shares. The cost to a holder of any Brascan Shares and/or Brascan Non-Cumulative Class A Preference Shares, Series 11 acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, such cost of Brascan Shares to be averaged with the adjusted cost base to that holder of any other Brascan Shares held by the holder at the time as capital property. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

    Election under Section 85 of the Tax Act

   An "Eligible Holder" (as defined below) who exchanges Trilon Shares for (a) cash (including cash received as a result of the application of the Maximum Share Consideration condition under the terms of the Offer or as a result of no Brascan Non-Cumulative Class A Preference Shares, Series 11 being issued because of the Minimum Series 11 Amount condition not being met) and Brascan Shares and/or Brascan Non-Cumulative Class A Preference Shares, Series 11, or for (b) Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11, may make a joint election with Brascan pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the holder of the Trilon Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder's Trilon Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may elect so as to not realize a capital gain for the purposes of the Tax Act on the exchange. For this purpose, an "Eligible Holder" means a holder of Trilon Shares (i) who is a resident of Canada for the purposes of the Tax Act, other than any such holder who is exempt from tax under the Tax Act, or (ii) which is a partnership which owns Trilon Shares if one or more of its members would be an Eligible Holder if such member held such Trilon Shares directly. The "Elected Amount" means the amount selected by an Eligible Holder to be the proceeds of disposition of the Trilon Shares in his or her election made pursuant to section 85 of the Tax Act.

   In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time duly completed with the details of the number of Trilon Shares transferred and the applicable Elected Amounts for the purposes of such elections. The relevant tax forms may be obtained from the CCRA (or the applicable provincial tax authority). Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), the forms will be returned to such holders, signed by Brascan, for filing by the holder with the CCRA (or the applicable provincial tax authority).

   The relevant tax election form is CCRA form T2057 (or, in the event that the Trilon Shares are held as partnership property, CCRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518V (or, in the event that the Trilon Shares are held as partnership property, Quebec form TP-
529V) will also be required. A tax instruction letter may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in section 3 of the Offer. The relevant tax forms may be obtained from the CCRA (or the applicable provincial tax authority). An Eligible Holder interested in making an election should indicate that intention in the Letter of Transmittal accompanying the Offer and this

Circular in the space provided therein and a tax instruction letter will be sent to such holder. Holders who elect to receive only Brascan Shares or only Brascan Non-Cumulative Class A Preference Shares, Series 11 in exchange for Trilon Shares should note that they may receive cash, and thus may wish to make an election in that event, as a result of the application of the Maximum Share Consideration condition under the terms of the Offer or as a result of no Brascan Non-Cumulative Class A Preference Shares, Series 11 being issued because of the Minimum Series 11 Amount condition not being met.

   Where Trilon Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for that purpose should file the designation and a copy of the CCRA election form T2057 (and where applicable, the corresponding Quebec form with the Quebec taxation authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Trilon Shares are held as partnership property, a partner designated by the partnership must file one copy of CCRA election form T2058 on behalf of all members of the partnership (and where applicable, the corresponding Quebec form in duplicate with the Quebec taxation authorities). Such CCRA election form T2058 (and Quebec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as a letter signed by each partner authorizing the designated partner to complete and file the form.

   In general, where an election is made, the Elected Amount must comply with the following rules:

  (a) the Elected Amount may not be less than the amount of cash received by such holder on the exchange;

  (b) the Elected Amount may not be less than the lesser of the adjusted cost base to the holder of the holder's Trilon Shares exchanged, determined immediately before the time of the exchange, and the fair market value of the Trilon Shares at that time; and

  (c) the Elected Amount may not exceed the fair market value of the Trilon Shares at the time of the exchange.

   Where a Shareholder and Brascan make an election, the tax treatment to the holder generally will be as follows:

  (a) the Shareholder's Trilon Shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount;

  (b) if the proceeds of disposition of the Trilon Shares are equal to the aggregate of the adjusted cost base to the Shareholder of the Shareholder's Trilon Shares, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Shareholder;

  (c) to the extent that the proceeds of disposition of the Trilon Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Shareholder and any reasonable costs of disposition, the Shareholder will in general realize a capital gain (or capital loss); and

  (d) the cost of the Brascan Shares (subject to averaging rules contained in the Tax Act) or Brascan Non-Cumulative Class A Preference Shares, Series 11 received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds any cash received on the exchange. Where both Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11 are received, such cost will be allocated first to the Brascan Non-Cumulative Class A Preference Shares, Series 11 up to the fair market value of such shares, and the balance to the Brascan Shares.

   Brascan will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Brascan will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Brascan agrees only to execute any properly completed election and to forward such election by mail (within 60 days after the receipt thereof) to the Eligible Holder. With the exception of execution of the election by Brascan, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Brascan nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

   In order for the CCRA (and where applicable the Ministere du Revenu du Quebec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Brascan or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Brascan's taxation year is scheduled to end December 31, 2002. Thus, where the exchange occurs in 2002, the tax election will, in the case of an Eligible Holder who is an individual, generally have to be received by the revenue authorities by April 30, 2003 (being generally the last day for filing the tax returns for the 2002 taxation year of individuals). Eligible Holders other than individuals are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out the tax instruction letter no later than 90 days after the Expiry Time. Because Brascan has agreed to execute and return the election to the Eligible Holder within 60 days of its receipt in accordance with the procedures set out the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to the Depositary before that date.

   Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Brascan should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisers. A holder who does not make a valid election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

   Taxation of Brascan Non-Cumulative Class A Preference Shares, Series 11

    Disposition of Brascan Non-Cumulative Class A Preference Shares, Series 11

   A holder who disposes of or is deemed to dispose of Brascan Non-Cumulative Class A Preference Shares, Series 11 (either on redemption or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Shareholder's adjusted cost base of the Brascan Non-Cumulative Class A Preference Shares, Series 11 so disposed of.

   The amount of any deemed dividend arising on the redemption or acquisition by Brascan of Brascan Non-Cumulative Class A Preference Shares, Series 11 will not generally be included in computing the proceeds of disposition to a holder for purposes of computing the capital gain or capital loss arising on the disposition of the Brascan Non-Cumulative Class A Preference Shares, Series 11.

    Dividends on Brascan Non-Cumulative Class A Preference Shares, Series 11

   Dividends (including deemed dividends) received on the Brascan Non-Cumulative Class A Preference Shares, Series 11 by an individual will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

   Dividends (including deemed dividends) received on the Brascan Non-Cumulative Class A Preference Shares, Series 11 by a corporation other than a "specified financial institution" as defined in the Tax Act will be included in computing the corporation's income and will generally be deductible in computing the taxable income of the corporation.

   Dividends (including deemed dividends) received on the Brascan Non-Cumulative Class A Preference Shares, Series 11 by a corporation which is a specified financial institution will be included in computing the corporation's income and will generally be deductible in computing the taxable income of the corporation provided that the Brascan Non-Cumulative Class A Preference Shares, Series 11 are not "term preferred shares", as defined in the Tax Act, at the time the dividends are received or, if they are term preferred shares, such shares were not acquired by the specified financial institution in the ordinary course of the business carried on by it. A Brascan Non-Cumulative Class A Preference Share, Series 11 will not be a "term preferred share" to a specified financial institution where such share is listed on a prescribed stock exchange in Canada and the specified financial institution, alone or together with persons with whom it does not deal at arm's length within the meaning of the Tax Act, does not receive dividends (including deemed dividends) in respect of more than 10% of the issued and outstanding Brascan Non-Cumulative Class A Preference Shares, Series 11. Shareholders that are specified financial institutions should consult with their own tax advisors as to whether the Brascan Non-Cumulative Class A Preference Shares, Series 11 will be considered to be term preferred shares.

   The Brascan Non-Cumulative Class A Preference Shares, Series 11 are "taxable preferred shares" as defined in the Tax Act. The terms of the Brascan Non-Cumulative Class A Preference Shares, Series 11 require Brascan to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Brascan Non-Cumulative Class A Preference Shares, Series 11.

   A "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received (or deemed to be received) on the Brascan Non-Cumulative Class A Preference Shares, Series 11 to the extent such dividends are deductible in computing its taxable income.

    Redemption of Brascan Non-Cumulative Class A Preference Shares, Series 11

   If Brascan redeems or otherwise acquires Brascan Non-Cumulative Class A Preference Shares, Series 11, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market or by reason of conversion of the Brascan Non-Cumulative Class A Preference Shares, Series 11 into Brascan Shares, the holder will be deemed to have received a dividend equal to the amount, if any, paid by Brascan in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. The aggregate amount that can be added to the paid-up capital of the Brascan Non-Cumulative Class A Preference Shares, Series 11 issued under the Offer is limited under the Tax Act, and it is not possible to determine at this time what the paid-up capital of a Brascan Non-Cumulative Class A Preference Share, Series 11 will be. It is possible that such paid-up capital will be less than the redemption price of a Brascan Non-Cumulative Class A Preference Share, Series 11. Shareholders who are contemplating electing to receive Brascan Non-Cumulative Class A Preference Shares,
Series 11 when tendering to the Offer should consult their own tax advisers. Generally, the difference between the amount paid by Brascan and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not a dividend.

    Conversion of Brascan Non-Cumulative Class A Preference Shares, Series 11

   The exercise by a holder of the right to convert such holder's Brascan Non-Cumulative Class A Preference Shares, Series 11 into Brascan Shares or the conversion of the Brascan Non-Cumulative Class A Preference Shares, Series 11 into Brascan Shares at the option of Brascan will be deemed not to constitute a disposition of such Brascan Non-Cumulative Class A Preference Shares, Series 11 and will not give rise to a capital gain or capital loss. The cost to the holder of the Brascan Shares issued on such conversion will, subject to averaging rules contained in the Tax Act, be the adjusted cost base to such holder of such Brascan Non-Cumulative Class A Preference Shares, Series 11 immediately before such conversion.

   Under the current administrative practice of the CCRA, a holder of Brascan Non-Cumulative Class A Preference Shares, Series 11 who receives cash not exceeding $200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share in computing the holder's income for the taxation year in which the conversion occurs or, alternatively, of reducing the adjusted cost base of the Brascan Shares received at the time of the conversion by the amount of cash received by the holder.

   The fair market value of Brascan Shares received on conversion determined at the time of receipt in respect of declared and unpaid dividends will be included in a holder's income as a dividend and, subject to the averaging rules contained in the Tax Act, will be the cost to the holder of such Brascan Shares.

   Taxation of Capital Gains and Losses

   A Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of Trilon Shares, Brascan Non-Cumulative Class A Preference Shares, Series 11 or Brascan Shares, as the case may be, will generally be required to include in income one half of any such capital gain ("taxable capital gain") and may apply one half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

   If the Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends previously received in accordance with detailed provisions of the Tax Act in that regard. Shareholders should consult their tax advisers for specific information regarding the application of these provisions.

   A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

   The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

   Compulsory Acquisition

   As described in section 21 of this Circular, "Acquisition of Trilon Shares not Deposited - Compulsory Acquisition", Brascan may, in certain circumstances, acquire Trilon Shares pursuant to section 188 of the OBCA. The tax consequences to a shareholder of a disposition of Trilon Shares in such circumstances generally will be as described above depending upon the consideration received by the Shareholder for the Shareholder's Trilon Shares but Shareholders whose Trilon Shares may be so acquired should consult their own tax advisers in this regard.

   Subsequent Acquisition Transaction

   If the compulsory acquisition provisions of section 188 of the OBCA are not utilized, other means of acquiring the remaining issued and outstanding Trilon Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under "Acquisition of Shares Not Deposited -
 Subsequent Acquisition Transaction" to a Shareholder may be materially less favourable than would apply if Trilon Shares are sold to Brascan under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisers for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a shareholder.

   Non-Residents of Canada

   The following summary is generally applicable to a Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, Trilon Shares, Brascan Non-Cumulative Class A Preference Shares, Series 11 or Brascan Shares in connection with carrying on a business in Canada and whose shares do not otherwise constitute "taxable Canadian property" under the Tax Act (a "Non-Resident Holder"). Generally, shares of a Non-Resident Holder will not be "taxable Canadian property" of the Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class of the relevant corporation were held by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with persons with whom he did not deal at arm's length. For this purpose, a person will be considered to own any shares in respect of which such person has an interest or option or other right to acquire. Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

   Realization of Capital Gains (or Capital Losses)

   No tax will be payable on any capital gains realized by a Non-Resident Holder whose Trilon Shares are taken up and paid for under the Offer or acquired under the statutory compulsory acquisition provisions hereinbefore described.

A Non-Resident Holder also will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Brascan Non-Cumulative Class A Preference Shares, Series 11 or of Brascan Shares, as the case may be.

   Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their shares are or may be "taxable Canadian property".

   Dividends

   Dividends (including deemed dividends) received on the Brascan Shares or the Brascan Non-Cumulative Class A Preference Shares, Series 11 by Non-Resident Holders will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

   Depending on the exact manner in which a Subsequent Acquisition Transaction is carried out, where Trilon Shares are acquired pursuant to a Subsequent Acquisition Transaction, a dividend may be deemed to be received on such Trilon Shares. Non-Resident Holders should consult their own advisers for advice with respect to the income tax consequences to them of having their Trilon Shares acquired pursuant to a Subsequent Acquisition Transaction.

   The Canadian federal income tax consequences set forth above are for general information only. Holders of Trilon Shares are urged to consult their own tax advisers to determine the particular tax effects to them of the Offer.

23.Interest of Persons in the Matters Related to the Offer

   Except as disclosed herein, no director or senior officer of Trilon nor any associate or affiliate of any of the foregoing persons, nor any person who beneficially owns or exercises control or direction over more than 10% of the outstanding Class A Shares has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter related to the Offer. The following are the principal interests of insiders in matters related to the Offer:

  . EdperPartners and its shareholders, collectively hold, directly and indirectly, or have options to acquire, approximately 27.1 million Brascan Shares representing 15% of the Brascan Shares on a fully diluted basis (net of Brascan Shares held internally by Brascan's subsidiaries), and 85,120 Class B Limited Voting Shares of Brascan, representing all of the Class B Limited Voting Shares of Brascan. Jack L. Cockwell,
     Jeffrey M. Blidner, George E. Myhal, Brian D. Lawson, Trevor D. Kerr, Allen T. Lambert, Frank N.C. Lochan, Bruce K. Robertson, Sam J.B. Pollock, Timothy R. Price and John C. Tremayne, who are directors and/or officers of Trilon, are also shareholders of EdperPartners.

  . On the Effective Date, holders of options granted under Trilon's MSOP (other than for directors of Trilon who are not also officers of Trilon, whose options will accelerate and vest, and other than for option holders who are no longer officers or employees of Trilon or its affiliates) will exchange their options for options to acquire Brascan Shares under Brascan's management share option plan. The exercise price of the options to acquire Brascan Shares will be equal to two times the exercise price of the option to acquire Class A Shares and one Brascan replacement option (each exercisable for one Brascan Share) will be granted by Brascan for every two options of Trilon held. The vesting and term of the options will be unchanged. The exchange ratio between the existing options and the replacement Brascan options is based on the terms of the Brascan Share consideration available in the Offer. An aggregate of 5,089,061 options are outstanding and held by senior officers and directors.

  . On the Effective Date, units under Trilon's MDSUP will become a number of units under Brascan's management deferred share unit plan equal to one-half the number of units held under the MDSUP. An executive who holds units will receive additional units as dividends are paid on the Brascan Shares on the same basis as if dividends were reinvested pursuant to Brascan's dividend reinvestment plan and the cash value of the new units when redeemed will be equivalent to the market value of an equivalent number of Brascan Shares at the time of cessation of employment with Trilon. The exchange ratio between the existing units and the replacement units is based on the terms of the Brascan Share consideration available in the Offer.

  . On the Effective Date, Trilon Shares issued by Trilon under its MSPP and held by the trustee of the MSPP will be deposited pursuant to the Offer. The consideration received will be held by the trustee of the MSPP and applied towards the loans granted pursuant to the MSPP. An aggregate of 162,600 Trilon Shares are held by one officer and director.

24.Material Changes and Other Information

   Brascan has no information which indicates any material change in the affairs of Trilon since the date of the last published annual financial statements of Trilon. Brascan has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

   Brascan's plans or proposals to seek to effect certain material changes in the affairs of Trilon are set out under "Purpose of the Offer and Brascan's Plans for Trilon".

25.Documents Incorporated by Reference Regarding Brascan

   The following documents of Brascan filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a) the Annual Information Form of Brascan dated May 15, 2001;

  (b) management's discussion and analysis for the year ended December 31, 2001, included as pages 17 through 44 of the 2001 Annual Report of Brascan;

  (c) the audited comparative consolidated financial statements of Brascan and the notes thereto for the financial year ended December 31, 2001, together with the report of the auditors thereon, found at pages 45 through 67 of the 2001 Annual Report of Brascan; and

  (d) the Management Information Circular of Brascan dated February 28, 2002 in connection with the 2002 Annual Meeting of Shareholders, other than the sections entitled "Report of the Management Resources and Compensation Committee", "Performance Graph" and "Corporate
      Governance".

   Any documents of Brascan of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into this Circular.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer to the extent that a statement contained in the Offer or Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer or Circular, modifies or supersedes that statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and the Circular.

26.Eligibility for Investment

   At the date of issue pursuant to the Offer, the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 received as part of the consideration in the Offer will be eligible investments, as at such date, under, or their purchase would not be prohibited by, the statutes listed below (and, where applicable, the regulations thereunder), in each case subject to the general investment provisions thereof and, in certain cases, subject to the prudent investor requirements thereof and additional requirements relating to investment or lending policies, procedures or goals.

  Insurance Companies Act (Canada)     Pension Benefits Act (Ontario)
  Pension Benefits Standards Act,      an Act respecting insurance
   1985 (Canada)                        (Quebec) (for an insurer, as
  Trust and Loan Companies Act          defined herein, incorporated
   (Canada)                             under the laws of the province of
  Financial Institutions Act            Quebec, other than a guarantee
   (British Columbia)                   fund corporation, an insurance
  Alberta Heritage Savings Trust        fund or a mutual association)
   Fund Act (Alberta)                  an Act respecting trust companies
  Employment Pension Plans Act          and savings companies (Quebec)
   (Alberta)                            (for a trust company investing
  Insurance Act (Alberta)               its own funds and deposits it
  Loan and Trust Corporations Act       receives and a savings company
   (Alberta)                            investing its own funds)
  The Pension Benefits Act             Supplemental Pension Plans Act
   (Manitoba)                           (Quebec)
  The Pension Benefits Act, 1992
   (Saskatchewan)
  Loan and Trust Corporations Act
   (Ontario)

   Subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 will also be qualified investments under the Income Tax Act (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, the "Deferred Income Plans"). The Brascan Shares and the Brascan Non-Cumulative Class A Preference Shares, Series 11 do not constitute "foreign property" for the purposes of the Tax Act for Deferred Income Plans and other persons subject to tax under Part XI of the Tax Act.

27.Interests of Experts

   Torys LLP, counsel to Brascan, has provided legal advice upon certain corporate and securities law matters in connection with the Offer. As of April 11, 2002, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of securities of Brascan.

28.Statutory Rights

   Securities legislation in certain of the provinces and territories of Canada provides holders of Trilon Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Trilon Shares. However, such rights must be exercised within prescribed time limits. Holders of Trilon Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

29.Documents Filed as Part of the United States Registration Statement

   A registration statement on Form F-8 (the "Registration Statement") has been filed with the Securities and Exchange Commission of the United States (the "SEC") under the Securities Act of 1933, as amended, relating to the Offer. The following documents have been filed with the SEC as part of the Registration Statement of which the Offer is part, insofar as called for by the SEC's Form F-8: (i) the letter to Shareholders from the President and Chief Executive Officer of Brascan; (ii) the Offer and the Circular; (iii) the documents listed in the Circular as incorporated by reference herein; (iv) the Directors' Circular; (v) the Valuation and Fairness Opinion; (vi) the form of the Letter of Transmittal; (vii) the form of Notice of Guaranteed Delivery;
(viii) consents of accountants, counsel and financial advisors; and
(ix) powers of attorney pursuant to which amendments to the Registration Statement may be signed.

   Copies of these documents may be obtained on request without charge from the Secretary of Brascan, 181 Bay Street, Suite 4400, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, (416) 363-9491.

30.Consents

                              CONSENT OF COUNSEL

TO:     British Columbia Securities Commission
        Alberta Securities Commission
        Saskatchewan Securities Commission
        Manitoba Securities Commission
        Ontario Securities Commission
        Commission des valeurs mobilieres du Quebec
        Office of the Administrator of Securities, New Brunswick
        Nova Scotia Securities Commission
        Director of Corporations, Department of Justice, Prince Edward Island Securities Commission of Newfoundland
        Registrar of Securities, Northwest Territories
        Registrar of Securities, Yukon Territories
        Registrar of Securities, Government of Nunavut
        (collectively, the "Canadian Securities Administrators")
AND TO: The directors of Brascan Corporation

   We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated April 11, 2002 made by Brascan Corporation to the holders of Class A Shares and Class B Non-Voting Shares of Trilon Financial Corporation.

Dated: April 11, 2002

                                       (Signed) Torys LLP

                         CONSENT OF TD SECURITIES INC.

TO:All Canadian Securities Administrators
AND TO:The directors of Brascan Corporation

Dear Sirs:

   Re: Trilon Financial Corporation

   We refer to the Offer and accompanying Circular (the "Bid") dated April 11, 2002 of Brascan Corporation relating to an offer to purchase the Class A Shares and Class B Non-Voting Shares of Trilon Financial Corporation.

   Reference is made to a valuation and fairness opinion dated April 9, 2002 of the Class A Shares and Class B Non-Voting Shares of Trilon Financial Corporation and the Class A Limited Voting Shares and the Class A Preference Shares, Series 11 of Brascan Corporation provided by this firm to the independent members of the board of directors of Trilon Financial Corporation.

   We hereby consent to the inclusion of a summary of our valuation and fairness opinion and the references thereto in the Bid and its distribution to shareholders of Trilon Financial Corporation as provided for in the Bid. In providing such consent, except as may be required by securities laws, we do not intend that any person other than the board of directors of Trilon Financial Corporation rely upon such valuation and fairness opinion.

Dated: April 11, 2002                  Yours truly,

                                       (Signed) TD Securities Inc.

                APPROVAL AND CERTIFICATE OF BRASCAN CORPORATION

   The contents of the Offer and the Circular (including all schedules thereto which are incorporated therein by reference) have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of Brascan. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Class A Shares and Class B Non-Voting Shares of Trilon Financial Corporation which are the subject of the Offer.

DATED: April 11, 2002

        (Signed) J. Bruce Flatt               (Signed) Brian D. Lawson
 President and Chief Executive Officer      Executive Vice-President and
                                               Chief Financial Officer

                      On behalf of the Board of Directors

       (Signed) Jack L. Cockwell             (Signed) Robert J. Harding
               Director                               Director

           The Depositary for the Offer is CIBC Mellon Trust Company

                           Offices of the Depositary
                           Telephone: (416) 643-5500
                           Toll-Free: 1-800-387-0825
                              Inquiries by email:
                            inquiries@cibcmellon.com

                                    Toronto:

                 By Mail:                    By Hand or Courier:


              P.O. Box 1036                     199 Bay Street
          Adelaide Street Postal             Commerce Court West
                 Station                       Securities Level
               Toronto, ON                       Toronto, ON
                 M5C 2K4                           M5L 1G9

                Montreal:                          Calgary:


           By Hand or Courier:               By Hand or Courier:


          2001 University Street              600 The Dome Tower
                 Floor 16                   333 - 7th Avenue S.W.
               Montreal, PQ                        Floor 6
                 H3A 2A6                         Calgary, AB
                                                   T2P 2Z1

                                   Vancouver:

                              By Hand or Courier:

                           1066 West Hastings Street
                                   Suite 1600
                                 Vancouver, BC
                                    V6E 3X1



Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

                                    PART II
                         INFORMATION NOT REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

     Under the Business Corporations Act (Ontario), Brascan Corporation (the "Registrant") may indemnify a present or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of another body corporate of which such Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such other body corporate, as the case may be, provided that such person acted honestly and in good faith with a view to the best interests of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Registrant or such other body corporate, as the case may be, to procure a judgment in its favor only with court approval. A director or officer referred to above is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.

     In accordance with the Business Corporations Act (Ontario), the board of directors of the Registrant approved a resolution (the "Resolution") dated August 1, 1997 providing for the following:

     (i) the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such body corporate (except in respect of an action by or on behalf of the Registrant or such body corporate to procure a judgment in its favor), if,

          (a) he or she acted honestly and in good faith with a view to the best interests of the Registrant, and

          (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful;

     (ii) the Registrant shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of the Registrant or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of the Registrant or such body corporate against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfills the conditions set out in paragraphs (i)(a) and (b) above; and

     (iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by the Registrant in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if the person seeking indemnity,

           (a) was substantially successful on the merits in his or her defense of the action or proceeding, and

           (b) fulfills the conditions set out in paragraphs (i)(a) and (b) above.

Nothing in the by-laws or resolutions of the Registrant limits the right of any person entitled to claim indemnity apart from the indemnity provided pursuant to the Resolution.

     The Registrant maintains a policy of directors' and officers' liability insurance, under which, the Registrant and certain of its associated companies (collectively, the "Organization") is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The following exhibits have been filed as part of this Registration Statement.

Exhibit
Number    Description
------    -----------

3.1 Letter to Shareholders of Trilon Financial Corporation dated April 8, 2002 from the President and Chief Executive Officer of the Registrant.

3.2 Letter of Transmittal and Election Form to be completed by registered holders of shares of Trilon Financial Corporation.

3.3       Notice of Guaranteed Delivery and Election Form.

3.4 Directors' Circular prepared by the board of directors of Trilon Financial Corporation dated April 11, 2002

3.5 Valuation and Fairness Opinion of TD Securities Inc. to the Independent Committee as to the fair market value of the Trilon Shares and the opinion of TD Securities Inc. as to whether the consideration to be received in the Offer is fair, from a financial point of view, to the shareholders of Trilon Financial Corporation other than Brascan Corporation and its affiliates dated as of April 9, 2002 (included as Schedule A to Exhibit 3.4 to this Registration Statement).

3.6 Management Information Circular of Brascan Corporation dated February 28, 2002 in connection with the 2002 Annual Meeting of Shareholders, other than the sections entitled "Report of the Management Resources and Compensation Committee", "Performance Graph" and "Corporate Governance."

3.7 Annual Information Form of Brascan Corporation dated May 15, 2001 (incorporated herein by reference to the Registrant's annual report on Form 40-F/A dated May 21, 2001, file no. 033-97038).

3.8 Management's Discussion and Analysis of the financial results of Brascan Corporation for the fiscal year ended December 31, 2001, included as pages 17 through 44 of the 2001 Annual Report of Brascan Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F filed April 3, 2002, file no. 033-97038).

3.9 Audited Comparative Consolidated Financial Statements of Brascan Corporation and the notes thereto for the fiscal year ended December 31, 2001, together with the report of the auditors thereon, found at pages 45 through 67 of the 2001 Annual Report of Brascan Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F filed April 3, 2002, file no. 033-97038).

4.1       Consent of Torys LLP (included in Part I of this Registration
          Statement).

4.2 Consent of TD Securities Inc. (included in Part I of this Registration Statement).

4.3 Consent of Deloitte & Touche LLP (included in Part I of this Registration Statement).

5.1 Powers of Attorney (set forth on the signature pages of this Registration Statement).

5.2 Form F-X (incorporated herein by reference to the Registrant's appointment of agent for service of process and undertaking on Form F-X filed November 26, 2001, file no. 333-14130).

                                   PART III
                UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.   Undertakings.

          (a) Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-8 or to transactions in said securities.

          (b) Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.   Consent to Service of Process.

          (a) Registrant has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

                                     III-1

                               POWER OF ATTORNEY


     Brascan Corporation and each person whose signature appears below hereby appoints Brian D. Lawson and J. Bruce Flatt as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of Brascan Corporation and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the Registration Statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the Registration Statement with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada on the 11/th/ day of April, 2002.

                                             BRASCAN CORPORATION

                                                   /s/ Alan V. Dean
                                             By:------------------------------
                                                Name:  Alan V. Dean
                                                Title: Senior Vice President and
                                                       Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                               Title                              Date
---------                               -----                              ----
/s/ J. Bruce Flatt                      President and Chief Executive      April 11, 2002
-------------------------------         Officer and Director
J. Bruce Flatt                          (Principal Executive Officer)


/s/ Brian D. Lawson                     Executive Vice-President and       April 11, 2002
-------------------------------         Chief Financial Officer
Brian D. Lawson                         (Principal Financial Officer)


/s/ Craig J. Laurie                     Vice-President, Finance            April 11, 2002
-------------------------------         (Principal Accounting Officer)
Craig J. Laurie

/s/ Roberto P. Cezar de Andrade         Director                           April 11, 2002
-------------------------------
Roberto P. Cezar de Andrade

/s/ Conrad M. Black
-------------------------------                                           April 11, 2002
Lord Black of Crossharbour              Director

-------------------------------                                           April __, 2002
James J. Blanchard                      Director

/s/ Jack L. Cockwell
-------------------------------                                           April 11, 2002
Jack L. Cockwell                        Co-Chairman and Director

-------------------------------                                           April __, 2002
John P. Curtin, Jr.                     Director

/s/ J. Trevor Eyton
-------------------------------                                           April 11, 2002
The Honourable J. Trevor Eyton, O.C.    Director

/s/ Julia E. Foster
-------------------------------                                           April 11, 2002
Julia E. Foster                         Director

/s/ James K. Gray
-------------------------------                                           April 11, 2002
James K. Gray, O.C.                     Director

/s/ Lynda C. Hamilton
-------------------------------                                           April 11, 2002
Lynda C. Hamilton                       Director

/s/ Robert J. Harding
-------------------------------                                           April 11, 2002
Robert J. Harding, FCA                  Chairman and Director

/s/ David W. Kerr
-------------------------------                                           April 11, 2002
David W. Kerr                           Director

/s/ Allen T. Lambert
-------------------------------                                           April 11, 2002
Allen T. Lambert, O.C.                  Director

/s/ Philip B. Lind
-------------------------------                                           April 11, 2002
Philip B. Lind                          Director

/s/ Roy MacLaren
-------------------------------                                           April 11, 2002
The Honourable Roy MacLaren, P.C.       Director

/s/ Saul Shulman
-------------------------------                                           April 11, 2002
Saul Shulman, Q.C.                      Director

-------------------------------                                           April __, 2002
George S. Taylor                        Director

                           AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Brascan Corporation in the United States, on April 11, 2002.



                                        TORYS LLP
                                        (Authorized Representative)



                                        By: /s/ Andrew J. Beck
                                            -----------------------
                                            Andrew J. Beck
                                            Partner

EXHIBITS

Exhibit
Number    Description
------    -----------

3.1 Letter to Shareholders of Trilon Financial Corporation dated April 8 2002 from the President and Chief Executive Officer of the Registrant.

3.2 Letter of Transmittal and Election Form to be completed by registered holders of shares of Trilon Financial Corporation.

3.3       Notice of Guaranteed Delivery and Election Form.

3.4 Directors' Circular prepared by the board of directors of Trilon Financial Corporation dated April 11, 2002

3.5 Valuation and Fairness Opinion of TD Securities Inc. to the Independent Committee as to the fair market value of the Trilon Shares and the opinion of TD Securities Inc. as to whether the consideration to be received in the Offer is fair, from a financial point of view, to the shareholders of Trilon Financial Corporation other than Brascan Corporation and its affiliates dated as of April 9, 2002 (included as Schedule A to Exhibit 3.4 to this Registration Statement).

3.6 Management Information Circular of Brascan Corporation dated February 28, 2002 in connection with the 2002 Annual Meeting of Shareholders, other than the sections entitled "Report of the Management Resources and Compensation Committee", "Performance Graph" and "Corporate Governance."

3.7 Annual Information Form of Brascan Corporation dated May 15, 2001 (incorporated herein by reference to the Registrant's annual report on Form 40-F/A dated May 21, 2001, file no. 033-97038).

3.8 Management's Discussion and Analysis of the financial results of Brascan Corporation for the fiscal year ended December 31, 2001, included as pages 17 through 44 of the 2001 Annual Report of Brascan Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F filed April 3, 2002, file no. 033-97038).

3.9 Audited Comparative Consolidated Financial Statements of Brascan Corporation and the notes thereto for the fiscal year ended December 31, 2001, together with the report of the auditors thereon, found at pages 45 through 67 of the 2001 Annual Report of Brascan Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F dated filed April 3, 2002, file no. 033-97038).

4.1       Consent of Torys LLP (included in Part I of this Registration
          Statement).

4.2 Consent of TD Securities Inc. (included in Part I of this Registration Statement).

4.3 Consent of Deloitte & Touche LLP (included in Part I of this Registration Statement).

5.1 Powers of Attorney (set forth on the signature pages of this Registration Statement).

5.2 Form F-X (incorporated herein by reference to the Registrant's appointment of agent for service of process and undertaking on Form F-X filed November 26, 2001, file no. 333-14130).

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